GenTek


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GenTek 2001 Annual Report

CORPORATE PROFILE

GenTek Inc. is a technology-driven manufacturer of communications products, automotive and industrial components and performance chemicals. A global leader in a number of markets, GenTek provides state-of-the-art connectivity solutions for telecommunications and data networks, precision automotive valve-train components, and performance chemicals for environmental services, pharmaceutical and personal care, technology and chemical processing markets. Additional information about the company is available on GenTek's Web site at www.gentek-global.com.

FINANCIAL HIGHLIGHTS

IN MILLIONS, EXCEPT PER SHARE AMOUNTS

2001	As Reported	Adjustments[1]	As Adjusted
Net revenues	$1,244.4	$ –	$1,244.4
Operating profit (loss)	(172.7)	260.3	87.6
Income taxes	(74.9)	85.5	10.6
Income (loss) from continuing operations	(170.8)	174.8	4.0
Diluted EPS – *continuing operations*	(6.72)	6.88	0.16

2000	As Reported	Adjustments[2]	As Adjusted
Net revenues	$1,414.2	$ –	$1,414.2
Operating profit	159.3	17.5	176.8
Income taxes	38.6	7.1	45.7
Income from continuing operations	50.2	10.4	60.6
Diluted EPS – continuing operations	1.99	0.41	2.40

1999	As Reported	Adjustments[3]	As Adjusted
Net revenues	$1,032.9	$ –	$1,032.9
Operating profit	115.1	6.2	121.3
Income taxes	34.2	1.8	36.0
Income from continuing operations	35.0	4.4	39.4
Diluted EPS – continuing operations	1.64	0.20	1.84

[1] Includes charges of $247.4 million ($167.1 million after tax or $6.57 per share), which includes restructuring and impairment charges of $187.4 million and other charges of $60.0 million, and operating costs of closed non-core research and development facilities of $12.9 million ($7.7 million after tax or $0.31 per share).

[2] Includes a charge for purchased in-process research and development of $5.8 million ($3.5 million after tax or $0.14 per share), the impact of the S-Corporation status of Digital prior to its acquisition by GenTek and the impact of a one-time charge to revalue the company's deferred tax assets of $(0.2) million ($(0.01) per share) and operating costs of closed non-core research and development facilities of $11.7 million ($7.1 million net of tax or $0.28 per share).

[3] Includes a charge primarily related to GenTek's spinoff from the General Chemical Group of $6.2 million ($3.7 million after tax or $0.17 per share) and the impact of the S-Corporation status of Digital prior to its acquisition by GenTek of $0.7 million ($0.03 per share).


COMMUNICATIONS

AND SO ARE WE.


MANUFACTURING


PERFORMANCE PRODUCTS

TO OUR SHAREHOLDERS

For GenTek and many of our competitors, 2001 was a year of extraordinary challenges. After several years of strong growth, two of our key markets, automotive and telecommunications, contracted sharply, as a result of the economic slowdown and unprecedented industry-specific events. Consequently, GenTek sales declined despite gains achieved by our performance products group, and the company experienced a net loss.

Economic Environment

Price reductions demanded by U.S. automakers reduced the first-quarter profitability of many automotive suppliers. Although GenTek was able to manage the price reductions, the negative effect on profitability was compounded by the rapidly changing production schedules of automakers, ranging from plant shutdowns one week to operating well in excess of capacity the next. These fluctuations not only prevented us from making permanent cost reductions but also resulted in our incurring substantial incremental costs to handle the irregular schedules. In the fourth quarter of 2001, the much-publicized higher auto sales resulting from interest-free loans helped automakers bring inventories down but did not increase production rates. All in all, external events made 2001 a very difficult year for GenTek's manufacturing segment.

In the communications industry, there were several events both domestic and international that contributed to GenTek's disappointing results. Unable to meet their financial targets, competitive local exchange carriers (CLECs) in the United States faced restricted access to capital markets, which in turn halted their ability to continue operations amidst consistent losses. As a result, numerous CLECs declared bankruptcy. Incumbent Local Exchange Carriers (ILECs) and Regional Bell Operating Companies (RBOCs) didn't fare much better and have significantly reduced spending, canceled construction and delayed equipment orders. The premise telecommunications business – providing connectivity within local-area networks to transmit voice, data and video throughout buildings – was also hit hard by the economic downturn as companies decided not to invest in expanding their information technology infrastructure.

Outside the United States, the rollout of 3G/UMTS (Universal Mobile Telecommunications System) – Europe's third-generation wireless standard – experienced delays following the bidding frenzy for spectrum licenses. The high cost of the licenses, unfavorable economic conditions and slowing demand for telecom services contributed to the debt loads of the European carriers. As a result, many carriers were forced not only to delay the actual construction of the networks, but also to forego a substantial portion of their fixed-line spending.

Significant Challenges, Aggressive Action

Responding promptly and decisively to these adverse conditions, we took a number of actions to restructure our operations to align costs with reduced demand. We deeply regret that this meant eliminating the jobs of many excellent employees. In all, we reduced our total global workforce by approximately 18 percent and closed or sold 10 facilities in 2001. Similarly, we managed our cash prudently, eliminating unnecessary capital spending and focusing intensively on working-capital initiatives. These actions were painful, but for GenTek's future we made the hard decisions that an economic downturn often necessitates.

From left:
Richard R. Russell, President and CEO
Paul M. Montrone, Chairman
Paul M. Meister, Vice Chairman



The deterioration in GenTek's profitability has also impacted the company's debt load, leaving us with a more highly leveraged balance sheet than is acceptable. While we are working closely with our principal lenders and advisors to improve GenTek's capital structure and enhance our financial flexibility, we do have sufficient liquidity to continue providing our customers with the same high level of service they've come to expect from GenTek.

Commitment to the Future

In spite of pressures to reduce capital investment and R&D spending, we pursued a disciplined product-development program in each of our businesses. The fruits of these actions will soon be visible throughout the company. New-product examples include the following:

- Introduced globally in 2001, KRONE's Category 6 structured cabling system – including a complete portfolio of connectors, cable, patch panels and patch cords – offers high-end users the ability to migrate to higher transmission speeds, such as the 1,000 megabits per second that Gigabit Ethernet technology offers.
- Our performance products group brought to market GenTak and GenSolve – ultrahigh-purity chemicals used in the production of cutting-edge gallium arsenide (GaAs) semiconductors.
- To expand market opportunities in the transportation sector, we introduced a series of new precision engine components for the heavy-truck market. For Mack's E-Tech™ engine, GenTek developed its first tappet assembly, advancing it in the value chain to a tier-one supplier. The assembly includes a new ceramic roller, and the system substantially improves valve-train performance, thereby improving the durability of the tappet.

These innovative products are just a few examples of GenTek's ingenuity and pursuit of quality and growth. We will continue to capitalize on our market-leading technology and customer relationships to expand our product lines, enhance our mix and improve our competitive positioning.

In spite of these positive developments, we recognize that 2002 will bring additional challenges, some of which will be significant. A turnaround in our core automotive and communications markets and a return to overall economic growth in the United States may be slower in coming than we would like. Our customers remain steadfast in their demands and requirements, creating new challenges every day. Fortunately, GenTek has the products and services to meet these demands. In addition to keeping our product-development pipeline full, we remain focused on growing our top line, maximizing cash flow, strengthening our competitive position and creating long-term shareholder value.

As we prepare for better times ahead, we wish to thank the men and women of GenTek for their remarkable dedication and service in a very difficult year. Thanks, too, to our loyal suppliers and patient investors, whom we hope to reward as the growth of the company resumes.

Paul M. Montrone
Chairman

March 20, 2002

GENTEK AT A GLANCE

SEGMENT	PRINCIPAL MARKETS SERVED	REPRESENTATIVE PRODUCTS AND SERVICES
PERFORMANCE PRODUCTS  CLEAN CHEMISTRY	Environmental Services	Aluminum sulfate and ferric sulfate; polymer-based enhanced coagulants; sulfuric acid regeneration services
	Pharmaceutical and Personal Care	Aluminum and zirconium compounds; potassium chloride
	Technology	Ultrahigh-purity electronic chemicals
	Chemical Processing	Sodium-, sulfur- and fluorine-based chemicals
COMMUNICATIONS  ENHANCED THROUGHPUT	Public Telecom Networks	AccessNet™ copper and fiber-optic cable, interconnection and distribution devices for the transmission of voice and data in wide-area networks
	Private Voice, Data and Video Networks	PremisNet™ copper and fiber-optic cable, interconnection and distribution devices for the transmission of voice, data and video in local-area networks
MANUFACTURING  ENGINEERED CONTENT	Automotive	Valve-train components; antifriction bearings; vehicle-testing services; wire and cable assemblies and electronic components; engine heaters; fluid-handling equipment
	Appliance and Electronic	Integrated wire-and-cable panel systems; electronic-wire harness assemblies; other engineered electromechanical sub-assemblies
	Industrial	Power-cord systems; building wire; specialty cables

APPLICATIONS AND END USES	PERFORMANCE
Potable-water and wastewater treatment; clean-burning gasoline-blending components Antiperspirants; antacids; vaccines; electrolyte-replacement medications, hemodialysis and intravenous solutions Semiconductor and disk-drive production Metal treating; food processing; film and X-ray processing; pigments; synthetic fibers	**Performance Products Sales** *in millions* $341.9 $353.1 $360.9 99 00 01
Connections in wide-area networks – such as those used by telephone companies – at main distribution frames, central offices and subscriber premises Connections in local-area networks to transmit voice, data and video in offices, schools, homes and commercial buildings	**Communications Sales** *in millions* $240.4 $507.8 $405.0 99 00 01
Vehicle engines; fuel systems; interior and exterior lighting systems; durability and environmental testing Household appliances; medical equipment; copiers; ATMs Power tools; electric motors; pumps; industrial lighting; residential, commercial and industrial construction	**Manufacturing Sales** *in millions* $450.6 $553.3 $478.5 99 00 01


I NEED INSTANT ACCESS TO INFORMATION

COMMUNICATIONS



WE NEED A FASTER CONNECTION

GenTek's communications business is one of only a very few truly global suppliers that provide leading-edge connectivity cabling systems and services, maximizing network throughput. Fortune 500 companies and other technology-savvy customers turn to GenTek for its superior products and services, which serve both the public telecommunications market and private-enterprise data networks. KRONE is GenTek's principal communications subsidiary.

There's no doubt about it, the world is becoming more demanding. When the Anchorage International Airport in Alaska began a major expansion project, it needed a high-performance networking system that would not only meet current needs but would accommodate future growth. The airport found its solution in KRONE's TrueNet™ system, which can run multiple applications while achieving much faster throughput. The airport transmits mission-critical data for airport security and air-traffic control in addition to reservation and baggage-control information. KRONE's growing line of products provide superior reliability, network traffic handling and speed to meet Gigabit Ethernet demands.



MANUFACTURING

GenTek's manufacturing segment creates products and services that address demands in the automotive, appliance and electronic, and industrial markets: from components for the latest print-on-demand Xerox systems to complete panel systems for sophisticated washers, dryers and other next-generation home appliances, to highly engineered valve-train components for overhead-cam engines.

Well-known for demanding superior vehicle performance, BMW recently developed a valve-train technology that incorporates variable valve timing and variable valve lift. To meet the challenging demands required to achieve the increased system performance, BMW and its subsystem supplier, Hitchiner Manufacturing Company, turned to GenTek to design cam-follower rollers and axles for the assembly. GenTek developed one of the smallest cam-follower needle assemblies in production to meet tight tolerances and size limitations. BMW launched the new system on several of its 2002 vehicles, providing technology that improves engine performance and fuel economy.


I NEED
A BETTER
PERFORMING CAR


I NEED A
SMARTER
CELL PHONE

PERFORMANCE PRODUCTS

GenTek's performance chemicals are the essential ingredients in many widely used products, such as antacids, antiperspirants, baby formula, food preservatives, charcoal briquettes, paints and inks. The company's products also purify the water we drink and the air we breathe. GenTek's performance products and services are targeted to four principal markets: environmental services; pharmaceutical and personal care; technology; and chemical processing.

Consumers continue to demand faster, better, more robust and less costly computers and integrated cell phones. At Motorola, a global leader in providing integrated communications solutions and embedded electronic solutions, developing a way to fabricate semiconductors combining both silicon and gallium arsenide (GaAs) was a significant breakthrough that may go a long way toward meeting such new technological demands. The GaAs material conducts electricity faster than silicon, and it emits light, a function beyond the limits of the silicon semiconductors. GenTek's performance-products team is working with Motorola's engineers to provide them with chemicals tailored specifically to the requirements of GaAs wafers. GenTak™, one of GenTek's high-performance adhesives, meets Motorola's stringent processing demands for mounting the fragile GaAs wafers to sapphire substrate carriers. In the final processing stages, Motorola uses GenTek's GenSolve™ and GenClean™ chemicals to remove residues and subsequently de-mount the finished wafer from the carrier. Customers select GenTek when their next-generation products demand new technology and customized solutions.

2001 FINANCIALS

The following selected consolidated financial data of the Company have been derived from and should be read in conjunction with the Company's Consolidated Financial Statements.

IN THOUSANDS, EXCEPT PER SHARE DATA	YEARS ENDED DECEMBER 31, 2001	2000	1999	1998	1997
STATEMENT OF OPERATIONS DATA:					
Net revenues	$1,244,420	$1,414,187	$1,032,925	$534,838	$445,937
Operating profit (loss)	(172,746)[1]	159,291[2]	115,087[3]	50,950[4]	63,859
Interest expense	74,980	74,948	45,979	18,163	10,844
Income (loss) from continuing operations before extraordinary item[5]	(170,844)[1]	50,241[2]	35,033[3]	36,759[6]	27,618
Income from discontinued operations	–	–	1,006	10,299	23,041
Net income (loss)[5][7]	$ (170,844)	$ 50,241	$ 31,100	$ 43,397	$ 50,659
PER SHARE:					
Income (loss) from continuing operations before extraordinary item – basic[5]	$ (6.72)[1]	$ 2.04[2]	$ 1.67[3]	$ 1.74[6]	$ 1.29
Income (loss) from continuing operations before extraordinary item – diluted[5]	(6.72)[1]	1.99[2]	1.64[3]	1.69[6]	1.23
Net income (loss) – basic[5][7]	(6.72)[1]	2.04[2]	1.48[3]	2.06[6]	2.36
Net income (loss) – diluted[5][7]	(6.72)[1]	1.99[2]	1.45[3]	1.99[6]	2.25
Dividends[8]	.15	.20	.20	.20	.20
OTHER DATA:					
Capital expenditures	$ 77,778	$ 81,298	$ 47,323	$ 41,961	$ 31,271
Depreciation and amortization	68,317	68,973	54,222	25,514	19,008
BALANCE SHEET DATA (AT END OF PERIOD):					
Cash and cash equivalents	$ 9,205	$ 4,459	$ 20,687	$ 61,598	$ 20,437
Total assets	1,164,843	1,350,722	1,254,866	570,283	418,886
Long-term debt (including current portion)	832,426	818,812	724,115	357,531	258,004
Total equity (deficit)	(142,337)	47,658	56,403	(28,465)	(73,985)

(1) Includes charges totaling $247.4 million ($167.1 million after tax or $6.57 per share), including restructuring and impairment charges of $187.4 million, and other charges of $60.0 million, principally related to provisions for obsolete and excess inventory and loss provisions for accounts receivable.

(2) Includes a charge of $5.8 million ($3.5 million after tax or $.14 per share) for purchased in-process research and development.

(3) Includes a charge of $6.2 million ($3.7 million after tax or $.17 per share) primarily related to the Spinoff.

(4) Includes a charge of $12.1 million ($7.3 million after tax or $.33 per share) primarily due to an asset impairment write-down for two of the Company's manufacturing facilities and incremental accruals of $9.8 million ($5.9 million after tax or $.27 per share) principally related to litigation and environmental spending.

(5) Includes the impact of the S-Corporation status of Digital prior to its acquisition by GenTek and in 2000, the impact of a one-time charge to revalue the Company's deferred tax assets. The effect of these items was $(0.2) million ($(.01) per share), $0.7 million ($.03 per share), $1.7 million ($.08 per share) and $2.3 million ($.10 per share) for the years 2000, 1999, 1998 and 1997, respectively.

(6) Includes a nonrecurring gain of $19.5 million ($.89 per share) related to an income tax settlement and the impact of the adjustments in footnote four.

(7) Includes extraordinary losses net of tax of $4.9 million ($.23 per share) and $3.7 million ($.17 per share), related to the early retirement of certain indebtedness, for the years 1999 and 1998, respectively.

(8) During the fourth quarter of 2001, the Company suspended the payment of quarterly dividends.

OVERVIEW

GenTek is a technology-driven manufacturer of communications products, industrial components and performance chemicals. The Company operates through three primary business segments: communications, manufacturing and performance products. The communications segment serves the public telecom and private enterprise network markets. The manufacturing segment serves the automotive, appliance and electronic and industrial markets. The performance products segment serves customers in many industries, including the environmental services, pharmaceutical and personal care, chemical processing and technology markets.

GenTek was spun off from The General Chemical Group Inc. ("GCG") on April 30, 1999. The Spinoff has been treated as a reverse spinoff for financial statement purposes because a greater portion of the former assets and operations of GCG are held by GenTek. Accordingly, the financial position and results of operations of the industrial chemicals business that remained with GCG have been reflected as discontinued operations.

FINANCIAL COVENANT COMPLIANCE

While the Company is in compliance with the financial and other covenants contained in its senior credit facility as of December 31, 2001, it is anticipated that the Company will not be in compliance with certain financial covenants when financial results for the quarter ending March 31, 2002 are finalized. Any failure to comply with the covenants contained in the senior credit facility would be an event of default under the senior credit facility and could have a material adverse effect on our business, results of operations and financial condition. The failure to comply with these covenants gives our lenders the right, among other things, to call a significant portion of the Company's long-term debt. Due to management's expectations about 2002 covenant compliance, the current year report of GenTek's independent auditors contains an explanatory paragraph with respect to the existence of substantial doubt about the Company's ability to continue as a going concern. The issuance of financial statements with an auditors' report containing the above explanatory paragraph itself is a default under the Company's senior credit facility.

The Company has commenced discussions with its lenders with respect to amending its senior credit facility. However, while we have sufficient cash to fund operations through at least the end of 2002, there can be no assurance that we will be successful in negotiating relief from our lenders under the senior credit facility in a timely manner and on acceptable terms. If we are unable to reach agreement on an acceptable amendment to our senior credit facility, there can be no assurance that GenTek could obtain the necessary financing to repay its long-term debt, including the senior credit facility, if accelerated.

NEW YORK STOCK EXCHANGE

On December 20, 2001, the Company received notice from the NYSE that it was no longer in compliance with certain of its continued listing criteria. In order to maintain the continued listing of its common stock on the NYSE, the Company submitted to the NYSE a plan of action for its review and approval to maintain the listing of its common stock through at least August 2003.

On March 28, 2002, the NYSE announced that it determined that trading of the common stock of GenTek would be suspended prior to the opening of trading on April 8, 2002, and that it would be making application to the Securities and Exchange Commission to delist GenTek's common stock. GenTek's listing on the NYSE may be suspended prior to April 8, 2002 in the event that GenTek commences trading on another exchange, or, in the NYSE's view, a material adverse development occurs. Following suspension of trading on the NYSE, the common stock will trade in the over-the-counter market. As a result, the market price for the common stock may become more volatile than it has been historically and it may become more expensive and more difficult to execute trades in shares of the Company's common stock.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our significant accounting policies are described in Note 2 to the consolidated financial statements. The significant accounting policies which we believe are the most critical to the understanding of reported financial results include the following:

ACCOUNTS RECEIVABLE – GenTek maintains allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, additional allowances may be required.

INVENTORIES – GenTek provides estimated inventory allowances for obsolete and excess inventory based on assumptions about future demand and market conditions. If future demand or market conditions are different than those projected by management, adjustments to inventory allowances may be required.

DEFERRED TAXES – GenTek records a valuation allowance to reduce its deferred tax assets to the amount the Company believes is more likely than not to be realized based upon historical taxable income, projected future taxable income and available tax planning strategies. Our estimates of future taxable income are based upon our current operating forecast, which we believe to be reasonable. In the event that the timing or amount of future taxable income generated by the Company differs from those projected or there are significant future tax law changes, we may need to record additional valuation allowances against the recorded value of the deferred tax assets.

IMPAIRMENT OF LONG-LIVED ASSETS – GenTek records impairment losses on long-lived assets when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. Our estimates of future cash flows are based upon our current operating forecast, which we believe to be reasonable. However, different assumptions regarding such cash flows could materially affect our estimates.

ENVIRONMENTAL LIABILITIES – GenTek has recorded accruals for environmental liabilities based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. However, discovery of unknown environmental contamination, the adoption of new laws or regulations or modifications or changes in enforcement of existing laws and regulations could require adjustments to these accruals.

The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results.

RESULTS OF OPERATIONS

The following table sets forth the Company's statement of operations data for each of the three years in the period ended December 31, 2001.

	YEARS ENDED DECEMBER 31,					
DOLLARS IN MILLIONS	2001		2000		1999	
Net revenues	$1,244.4	100%	$1,414.2	100%	$1,032.9	100%
Cost of sales	993.9[1]	80	1,036.4	73	773.9	75
Gross profit	250.5	20	377.8	27	259.1	25
Selling, general and administrative expense	235.8[2]	19	212.7	16	144.0[3]	14
Restructuring and impairment charges	187.4	15	–	–	–	–
Purchased in-process research and development	–	–	5.8	–	–	–
Operating profit (loss)	(172.7)	(14)	159.3	11	115.1	11
Interest expense	75.0	6	75.0	5	46.0	4
Interest income	1.2	–	1.7	–	1.0	–
Other (income) expense, net	(0.8)	–	(2.8)	–	0.9	–
Income (loss) from continuing operations before income taxes and extraordinary item	(245.7)	(20)	88.8	6	69.2	7
Income tax provision (benefit)	(74.9)	(6)	38.6	3	34.2	4
Income (loss) from continuing operations before extraordinary item	(170.8)	(14)	50.2	3	35.0	3
Income from discontinued operations (net of tax)	–	–	–	–	1.0	–
Income (loss) before extraordinary item	(170.8)	(14)	50.2	3	36.0	3
Extraordinary item-loss from extinguishment of debt (net of tax)	–	–	–	–	4.9	–
Net income (loss)	$ (170.8)	(14)%	$ 50.2	3%	$ 31.1	3%

Note: Amounts may not total due to rounding.

(1) Includes a charge of $31.4 million ($19.0 million after tax), primarily related to obsolete and excess inventory, discontinued products and fixed asset write-offs.

(2) Includes a charge of $28.6 million ($17.3 million after tax), primarily related to a loss provision for accounts receivable for certain customers who have filed for bankruptcy or whose current financial conditions and payment history indicate payment is doubtful.

(3) Includes a one-time charge of $6.2 million ($3.7 million after tax), primarily related to the Spinoff.

2001 COMPARED WITH 2000

Net revenues were $1,244 million for the year 2001 compared with $1,414 million for 2000. This decrease reflects lower volumes in the manufacturing and communications segments reflecting the general economic slowdown, partially offset by higher sales in the performance products segment, principally due to higher volumes in the environmental services market. Manufacturing volumes were negatively impacted principally by lower production levels in the North American automotive sector. Lower communications volumes were principally driven by a slowdown in the Company's North American public and premises network markets.

Gross profit of $251 million in 2001 was $127 million below the prior year level. This decrease reflects the above mentioned lower volumes in the communications and manufacturing segments, lower pricing in the manufacturing segment and a $31 million charge to cost of sales principally due to obsolete and excess inventory, discontinued products and fixed asset write-offs.

Selling, general and administrative expense of $236 million was $23 million higher than the prior year level. This increase was attributable to a $29 million charge the Company recorded principally due to a loss provision for accounts receivable for certain customers who have filed for bankruptcy or whose current financial condition and payment history indicate payment is doubtful. This increase was partially offset by the benefits of the Company's cost reduction programs implemented in the second, third and fourth quarters of 2001.

During 2001, the Company initiated a restructuring program to reduce its workforce, close several plants and discontinue certain product lines. As a result of the above actions, the Company recorded restructuring charges of approximately $37 million, comprised of $20 million related to employee termination costs, $12 million for asset write-downs related to management's decision to exit a business and $5 million for lease obligations and other closure costs for facilities which will no longer be used. The Company expects to substantially complete implementation of its restructuring program by the end of 2002. Management does not expect that the restructuring program will have a material impact on the Company's revenues. Cash payments charged against the restructuring liability totaled $9 million for employee termination costs and $1 million for facility exit costs in 2001. Management expects that cash outlays related to the restructuring program will be substantially completed by the end of 2002, however certain severance and facility exit costs, primarily lease obligations, have payment terms extending beyond 2002. Management intends to fund these cash outlays from cash flow generated by operations. Management expects that the actions described above will result in an estimated annual reduction in employee and facility related expense and cash flows of approximately $30-$35 million. The Company began to realize these reductions in the third quarter of fiscal 2001.

In the early part of 2001, operating losses were experienced in certain of the Company's operations. Additionally, forecasts updated at that time indicated significantly diminished prospects for these operations. As a result of these circumstances, management determined that the long-lived assets of these operations should be assessed for impairment. Based on the outcome of this assessment, the Company recorded a non-cash asset impairment charge of $84 million in the second quarter of 2001. This charge includes write-downs of fixed assets of $57 million, goodwill and intangible assets of $24 million and an investment and other long-term assets of $3 million. The second-quarter charge primarily related to nine facilities in the performance products segment totaling $59 million and certain intangible assets in the communications segment totaling $22 million. The charge for eight of the nine performance products facilities was due to changes in the principal markets served by these units. The fair values of the assets of these facilities were determined based upon a calculation of the present value of the expected future cash flows to be generated by these facilities. The charge for one performance products facility resulted from the facility's principal customer's decision to close its plant. The fair value of the assets at this facility was based upon a third-party appraisal. The impairment charge for the Company's communications segment is related to certain purchased technologies acquired in 2000 for the purpose of developing new products and services and expanding existing product offerings, and was due to the significant downturn in the telecommunications market to be served by these acquisitions. The Company determined the fair values of the related goodwill and intangible assets using a calculation of the present value of the expected future cash flows. During 2001, development of new products and service offerings based upon these purchased technologies was ultimately discontinued.

As the year progressed, the Company experienced a significant decline in certain other businesses resulting in operating losses for these business units. The Company's revised forecast prepared in the fourth quarter indicated that, based upon diminished prospects in the markets served by certain operations, the cash flows to be generated by these businesses would not be sufficient to recover the carrying value of the long-lived assets at these operations. In the fourth quarter, the Company recorded additional non-cash impairment charges for long-lived assets totaling $67 million, of which $55 million related to fixed assets, $9 million to goodwill and intangibles and $3 million to an equity investment. The charge primarily related to two facilities in the communications segment totaling $46 million and two facilities and an equity investment in the manufacturing segment totaling $21 million. The charge for one facility in the manufacturing segment relates to notification by the facility's largest customer in the fourth quarter that the customer was terminating its contract. As a result, management re-evaluated the forecast for this business and deemed it appropriate to test the carrying value of long-lived assets for impairment. The charge was recorded to reduce the carrying value to fair value, as determined using the present value of expected future cash flows. The charge for the other facilities was due to changes in the principal markets served by these units. The fair values of the assets were determined based upon a calculation of the present value of the expected future cash flows.

Interest expense was $75 million for the year 2001, which was comparable to the prior year level. Higher average outstanding debt balances were offset by the effect of lower interest rates on the Company's floating rate debt. The Company's average effective interest rate was 8.7 percent in 2001 compared with 10.2 percent in 2000.

The Company recorded an income tax benefit of $75 million for the year 2001. Based on the Company's historical taxable income, its expectations under its current business strategy that it will be able to generate taxable income over the long term and available tax-planning strategies, the Company believes that it is more likely than not that its net deferred tax assets of $115 million will be realized. Uncertainties that affect the realization of these assets include tax law changes and the timing and amount of future taxable income generated by the Company.

2000 COMPARED WITH 1999

Net revenues for 2000 were $1,414 million compared with $1,033 million for 1999. This increase was principally due to the acquisition of Krone (communications segment) during the third quarter of 1999 and the acquisition of Noma (manufacturing segment) during the second quarter of 1999. In addition to growth from these acquisitions, the Company experienced significant growth in its communications segment as a result of higher sales of cable and connectivity products in North America, Europe and Asia.

Gross profit of $378 million was $119 million above the prior year level. This increase was principally due to the above-mentioned acquisitions and the growth in sales of cable and connectivity products. Gross profit as a percentage of sales was 27 percent for 2000 as compared with 25 percent for 1999 principally due to the acquisition of Krone, which has higher margins than the Company's existing businesses.

Selling, general and administrative expense was $213 million for 2000 as compared with $144 million for 1999. This increase was principally due to the above-mentioned acquisitions.

During the third quarter of 2000, the Company recorded a $5.8 million charge for in-process research and development expense related to the CON-X acquisition. The value assigned to purchased in-process research and development was comprised of the following projects: Enterprise ($1.7 million), AMDF ($2.4 million) and others ($1.7 million). The estimated fair value of these projects was determined by employment of a discounted cash flow model. The net cash flows from such projects were based on management's best estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from such projects. The estimated cash flows span a 12-year period. These net cash flows were discounted back to their present value using a risk adjusted discount rate of 60 percent. This discount rate is higher than GenTek's weighted average cost of capital due to the inherent uncertainties surrounding the successful completion of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology and the uncertainty of the timing of product introduction and then existing competing products. During 2001, development of new CON-X products was discontinued and all of the remaining acquired intangible assets were written off.

Interest expense was $75 million for the year 2000 as compared with $46 million for the prior year. This increase reflects higher outstanding debt balances related to the Company's acquisitions.

Other income was $3 million for 2000 as compared with $1 million of expense in 1999. This improvement reflects favorable foreign currency gains and a gain on the sale of an investment during 2000.

On July 14, 2000 legislation was enacted in Germany reducing income tax rates beginning January 1, 2001. Accordingly, the Company recorded a $2.8 million charge to income tax expense reflecting the revaluation of certain deferred tax assets at the new lower effective tax rates.

Prior to its acquisition by GenTek, Digital was a division of Prestolite Wire Corporation ("Prestolite"), which is an S-Corporation and, consequently, is not subject to federal income taxes. The pro forma income tax provision that would have been reported by the Company had Prestolite not been an S-Corporation prior to the acquisition, was $40.6 million and $33.4 million for 2000 and 1999, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $9 million at December 31, 2001 compared with $4 million at year-end 2000. During 2001, the Company generated cash flow from operations of $68 million and had net proceeds from long-term debt of $12 million, which was used to make capital expenditures of $78 million.

The Company had working capital of $79 million at December 31, 2001 as compared with $142 million at December 31, 2000. This decrease in working capital principally reflects lower accounts receivable and inventory balances partially offset by lower accounts payable and higher current deferred income taxes. The changes in receivables, inventory and payables reflect lower sales levels and the charges recorded to increase the valuation allowances for receivables and inventory, and the increase to current deferred income taxes reflects that certain of these charges are not tax deductible in the current period.

The Company's senior credit facility with a syndicate of banks and other financial institutions consists of $500 million of term loans and a $300 million revolving credit facility. At December 31, 2001, the Company had $115 million in borrowings, letters of credit of $30 million and the ability to borrow an additional $155 million, under its revolving credit facility. The revolving credit facility is available through 2005. On August 1, 2001, the Company entered into an amendment of its credit facility which made certain modifications to the financial covenants and other terms of the credit facility. As a result of such amendments, the interest rate on $197 million of term loans has been increased by 0.50 percent, on $289 million of term loans by 0.75 percent and on the borrowings under the revolving facility by 0.75 percent. These amendments provide for less restrictive financial convenants for the second half of 2001 and for 2002 in exchange for more restrictive covenants regarding restricted payments, investments, incurrence of indebtedness, sales of assets and related matters through the end of 2002. In addition, the lenders were given a security interest in certain real property, intellectual property and other assets of the Company in the United States and Canada.

As of December 31, 2001, the Company was in compliance with the financial and other covenants provided for in its senior credit facility. However, management anticipates that it will not be in compliance with certain financial covenants contained in its senior credit facility when financial results for the quarter ending March 31, 2002 are finalized. The Company's failure to meet such covenant requirements will result in borrowings under the senior credit facility and a $25 million (Canadian) facility becoming callable by the Company's lenders. Should the lenders under the senior credit facility call these borrowings, the 11% Senior Subordinated Notes would become callable as well. If the Company fails to be in compliance with its financial or other covenants under the senior credit facility or if the borrowings under that facility are called by the lenders, counterparties to the Company's interest rate swap agreements will have the right to require the Company to cash settle these agreements by paying fair value (approximately $11 million at December 31, 2001) to the counterparties. During the first quarter of 2002, the Company borrowed all of its remaining availability on its revolving credit facility which approximated $155 million. The Company's ongoing liquidity will depend upon a number of factors, including our available cash resources, cash flows from operations, the impact of our restructuring program, proceeds from the sale of assets, if any, and obtaining modifications to restrictive covenants contained in our financing agreements. The Company has commenced discussions with its lenders towards amending its senior credit facility. If these discussions do not result in an acceptable amendment to the senior credit facility, or if our expectations regarding any of the other factors enumerated above are not realized, we may be required to reduce capital expenditures, sell additional assets, restructure all or a portion of our existing debt or obtain alternative sources of financing. However, there can be no assurance that alternative sources of financing will be available or at terms which are favorable to the Company. To the extent that the relevant debt covenants are not amended or the respective debt is not otherwise restructured or refinanced prior to the issuance of the Company's quarterly report on Form 10-Q for the quarter ending March 31, 2002, a significant portion of the Company's debt will be classified as a current liability.

CONTRACTUAL OBLIGATIONS

IN THOUSANDS	PAYMENTS DUE BY PERIOD				
	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	AFTER 5 YEARS	TOTAL
Long-term debt	$32,674	$102,539	$239,046	$458,167	$832,426
Operating leases	12,939	13,065	6,888	11,678	44,570
Total contractual obligations	$45,613	$115,604	$245,934	$469,845	$876,996

ENVIRONMENTAL MATTERS

The Company's various manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S., Canada, Australia, Austria, China, Germany, Great Britain, India, Indonesia, Ireland, Mexico and other countries in which it operates. The Company believes that it is in substantial compliance with such laws and regulations. However, as a result of its operations, the Company is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Based on information available at this time with respect to potential liability involving these proceedings and inquiries, the Company believes that any such liability would not have a material adverse effect on its financial position or results of operations. However, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, could require expenditures which might be material to the Company's financial position or results of operations.

The Company's accruals for environmental liabilities are recorded based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. At December 31, 2001, accruals for environmental matters were $25 million. The Company maintains a comprehensive insurance program, including customary comprehensive general liability insurance for bodily injury and property damage caused by various activities and occurrences and significant excess coverage to insure against catastrophic occurrences. However, the Company does not maintain any insurance other than as described above for potential liabilities related specifically to remediation of existing environmental contamination or future environmental contamination, if any.

The Company has an established program to ensure that its facilities comply with environmental laws and regulations. In 2001, expenditures made in connection with this program approximated $16 million (of which approximately $4 million represented capital expenditures and approximately $12 million related to ongoing operations and the management and remediation of potential environmental contamination from prior operations). Expenditures for 2000 approximated $11 million (of which approximately $2 million represented capital expenditures and approximately $9 million related to ongoing operations and the management and remediation of potential environmental contamination from prior operations). Management expects expenditures similar to 2001 levels in 2002. In addition, if environmental laws and regulations affecting the Company's operations become more stringent, costs for environmental compliance may increase above historical levels.

OTHER MATTERS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by the Company on January 1, 2002. The Company expects the adoption of these accounting standards will have the impact of reducing amortization of goodwill and intangibles commencing January 1, 2002; however, impairment reviews may result in future periodic write-downs. Goodwill amortization for the years ended December 31, 2001, 2000 and 1999 was $14 million, $13 million and $9 million, respectively.

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for years beginning after June 15, 2002. In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires all long-lived assets classified as held for sale to be valued at the lower of their carrying amount or fair value less cost to sell and which broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for years beginning after December 15, 2001. The Company is currently evaluating the effect, if any, that the adoption of SFAS 143 and SFAS 144 will have on the Company's consolidated financial position, results of operations and cash flows.

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. All statements other than statements of historical facts included in this Annual Report may constitute forward-looking statements. The Company has based these forward-looking statements on its current expectations and projections about future events. Although the Company believes that its assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that these assumptions and expectations will prove to have been correct. Important factors that could cause actual results to differ from these expectations are disclosed in this Annual Report and include various risks, uncertainties and assumptions such as, among other things:

- potential that the Company fails to meet certain financial or other covenants contained in its senior credit facility, and is unable to negotiate an acceptable amendment to the senior credit facility or obtain alternative sources of funding;
- in the event that debt under the Company's senior credit facility is called by its lenders, the Company may not be able to continue as a going concern;
- the Company's outstanding indebtedness and leverage, and the restrictions imposed by its indebtedness;
- failure to achieve targeted cost reductions;
- potential that actual results differ from the estimates and assumptions used by management in the preparation of the consolidated financial statements;
- continued or increased price pressure in the Company's markets, particularly the automotive and communications markets;
- the cyclical nature of certain of the Company's businesses and markets;
- domestic and international economic conditions, particularly affecting the automotive and communications markets;
- the high degree of competition in certain of the Company's businesses, and the potential for new competitors to enter into those businesses;
- the integration of recent and future acquired businesses with existing operations in a timely and efficient manner;
- the extent to which the Company undertakes new acquisitions or enters into strategic joint ventures or partnerships;
- future technological advances which may affect the Company's existing product lines;
- future modifications to existing laws and regulations affecting the environment, health and safety;
- discovery of unknown contingent liabilities, including environmental contamination at the Company's facilities;
- fluctuations in interest rates and in foreign currency exchange rates;
- increases in the cost of raw materials and other inputs used to make the Company's products; and
- customers and suppliers seeking contractual and credit terms less favorable to the Company.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report might not occur.

RELATED PARTY AGREEMENTS

The Company is party to a management agreement with Latona Associates Inc. ("Latona Associates"). Latona Associates is a management company that has provided the Company with strategic management, business and financial advisory services, including guidance and advice relating to financings, security offerings, recapitalizations, restructurings, acquisitions, risk management and insurance, tax and employee benefit matters. Paul M. Montrone, the controlling stockholder and Chairman of the Board of the Company, also controls Latona Associates. In addition, Paul M. Meister, Vice Chairman of the Board, and Matthew R. Friel, Chief Financial Officer, are Managing Directors of Latona Associates.

The Company's agreement with Latona Associates extends through 2004. The fee the Company currently pays to Latona Associates is $5 million annually, payable quarterly in advance, adjusted annually for increases in the U.S. Department of Labor, Bureau of Labor Statistics, Consumer Price Index. In addition, if the Company requests Latona Associates to provide advisory services in connection with any acquisition, business combination or other strategic transaction, the Company will pay Latona Associates additional fees comparable to those received by investment banking firms for such services (subject to the approval of a majority of our independent directors). In 2000 and 1999, Latona Associates received total fees of $0.6 million and $3.6 million, respectively, for services rendered in connection with these types of transactions.

While there can be no assurance that the amount of fees paid by the Company to Latona Associates for services does not exceed the amount the Company would have to pay to obtain similar services from unaffiliated third parties, the Company believes that the employees of Latona Associates have extensive knowledge concerning its businesses which would be impractical for a third party to obtain. As a result, the Company has not compared the fees payable to Latona Associates with fees that might be charged by third parties for similar services.

In addition, on August 23, 2000, the Company acquired the digital communications business of Prestolite. Mr. Montrone beneficially owns a controlling interest in Prestolite, and he and Mr. Meister are on the Board of Prestolite. As part of the acquisition of the Prestolite digital communications business, which was approved by a special committee of disinterested directors to the Board of Directors, the Company paid Prestolite $0.8 million and $0.3 million in 2001 and 2000, respectively, for various corporate and administrative transition services provided by Prestolite in respect of the digital communications business. Effective September 30, 2001, all transition services terminated. Also as part of this transaction, Prestolite agreed to pay the Company to provide various management services to Prestolite's remaining businesses. Prestolite paid the Company $2.5 million in 2001 in respect of such services.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's cash flows and earnings are subject to fluctuations resulting from changes in interest rates and changes in foreign currency exchange rates and it selectively uses financial instruments to manage these risks. The Company's objective in managing exposure to changes in foreign currency exchange rates and interest rates is to reduce volatility on earnings and cash flow associated with such changes. The Company has not entered, and does not intend to enter, into financial instruments for speculation or trading purposes. Additional information regarding financial instruments is contained in Note 15 to the Consolidated Financial Statements.

The Company measures the market risk related to its holding of financial instruments based on changes in interest rates and foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10 percent change in interest and currency exchange rates. The Company used current market rates on debt and derivative portfolios to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10 percent change in interest rates or foreign currency exchange rates would not have a material impact on the fair values, cash flows or earnings of the Company.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF GENTEK INC.:

We have audited the accompanying consolidated balance sheets of GenTek Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GenTek Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements for the year ended December 31, 2001 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's ability to maintain compliance with its debt covenants during 2002 raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte + Touche LLP

Parsippany, New Jersey
March 27, 2002

IN THOUSANDS, EXCEPT PER SHARE DATA	YEARS ENDED DECEMBER 31, 2001	2000	1999
Net revenues	$1,244,420	$1,414,187	$1,032,925
Cost of sales	993,946	1,036,363	773,873
Selling, general and administrative expense	235,803	212,733	143,965
Restructuring and impairment charges	187,417	–	–
Purchased in-process research and development	–	5,800	–
Operating profit (loss)	(172,746)	159,291	115,087
Interest expense	74,980	74,948	45,979
Interest income	1,200	1,678	1,022
Other (income) expense, net	(783)	(2,806)	934
Income (loss) from continuing operations before income taxes and extraordinary item	(245,743)	88,827	69,196
Income tax provision (benefit)	(74,899)	38,586	34,163
Income (loss) from continuing operations before extraordinary item	(170,844)	50,241	35,033
Income from discontinued operations (net of tax of $518)	–	–	1,006
Income (loss) before extraordinary item	(170,844)	50,241	36,039
Extraordinary item – loss from extinguishment of debt (net of tax of $3,231)	–	–	4,939
Net income (loss)	$ (170,844)	$ 50,241	$ 31,100
EARNINGS (LOSS) PER COMMON SHARE – BASIC:			
Income (loss) from continuing operations	$ (6.72)	$ 2.04	$ 1.67
Income from discontinued operations (net of tax)	–	–	.05
Extraordinary item – loss from extinguishment of debt (net of tax)	–	–	.24
Net income (loss)	$ (6.72)	$ 2.04	$ 1.48
EARNINGS (LOSS) PER COMMON SHARE – ASSUMING DILUTION:			
Income (loss) from continuing operations	$ (6.72)	$ 1.99	$ 1.64
Income from discontinued operations (net of tax)	–	–	.05
Extraordinary item – loss from extinguishment of debt (net of tax)	–	–	.23
Net income (loss)	$ (6.72)	$ 1.99	$ 1.45

See the accompanying notes to the consolidated financial statements.

IN THOUSANDS, EXCEPT SHARE DATA	DECEMBER 31, 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,205	$ 4,459
Receivables, net	183,962	230,983
Inventories	107,674	147,160
Deferred income taxes	39,345	23,778
Other current assets	13,471	16,255
Total current assets	353,657	422,635
Property, plant and equipment, net	358,526	459,606
Goodwill, net of amortization	328,975	376,505
Deferred income taxes	79,447	30,521
Other assets	44,238	61,455
Total assets	$1,164,843	$1,350,722
LIABILITIES AND EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 107,382	$ 120,134
Accrued liabilities	135,094	134,972
Current portion of long-term debt	32,674	25,562
Total current liabilities	275,150	280,668
Long-term debt	799,752	793,250
Other liabilities	232,278	229,146
Total liabilities	1,307,180	1,303,064
Equity (deficit):		
Preferred Stock, $.01 par value; authorized 10,000,000 shares; none issued or outstanding	–	–
Common Stock, $.01 par value; authorized 100,000,000 shares; issued: 20,712,973 and 20,362,558 shares at December 31, 2001 and 2000, respectively	207	204
Class B Common Stock, $.01 par value; authorized 40,000,000 shares; issued and outstanding: 4,750,107 shares at December 31, 2001 and 2000	48	48
Paid in capital	3,830	3,710
Accumulated other comprehensive loss	(24,302)	(9,175)
Retained earnings (deficit)	(120,876)	53,745
Treasury stock, at cost: 145,570 and 63,847 shares at December 31, 2001 and 2000, respectively	(1,244)	(874)
Total equity (deficit)	(142,337)	47,658
Total liabilities and equity (deficit)	$1,164,843	$1,350,722

See the accompanying notes to the consolidated financial statements.

IN THOUSANDS	YEARS ENDED DECEMBER 31, 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$(170,844)	$ 50,241	$ 31,100
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	68,317	68,973	54,222
Asset impairment and write-down charges	161,953	–	–
Purchased in-process research and development	–	5,800	–
Net (gain) loss on disposition of long-term assets	1,465	(731)	2,087
Long-term incentive plan costs, net	(86)	1,392	790
Loss on extinguishment of debt	–	–	8,170
Income from discontinued operations	–	–	(1,006)
(Increase) decrease in receivables	37,903	(19,358)	(25,680)
(Increase) decrease in inventories	32,267	(26,636)	(9,125)
Increase (decrease) in accounts payable	(6,586)	15,952	10,932
Increase (decrease) in accrued liabilities	3,111	(9,542)	(4,657)
Increase (decrease) in other liabilities and assets, net	(59,093)	1,179	3,350
Net cash provided by continuing operations	68,407	87,270	70,183
Cash flows from investing activities:			
Capital expenditures	(77,778)	(81,298)	(47,323)
Proceeds from sales or disposals of long-term assets	11,541	6,911	1,481
Cash provided by discontinued operations	–	–	127,571
Acquisition of businesses net of cash acquired*	(610)	(138,380)	(444,782)
Other investing activities	(4,032)	(18,682)	–
Net cash used for investing activities	(70,879)	(231,449)	(363,053)
Cash flows from financing activities:			
Proceeds from sale of stock	–	37,957	–
Proceeds from long-term debt	93,551	608,227	851,827
Repayment of long-term debt	(81,515)	(512,134)	(604,720)
Payments to acquire treasury stock	(370)	(597)	(650)
Exercise of stock options	209	292	–
Dividends	(3,777)	(5,005)	(4,160)
Capital contributions	–	879	9,985
Net cash provided by financing activities	8,098	129,619	252,282
Effect of exchange rate changes on cash	(880)	(1,668)	(323)
Increase (decrease) in cash and cash equivalents	4,746	(16,228)	(40,911)
Cash and cash equivalents at beginning of period	4,459	20,687	61,598
Cash and cash equivalents at end of period	$ 9,205	$ 4,459	$ 20,687
Supplemental information:			
Cash paid for income taxes	$ 10,743	$ 24,034	$ 41,551
Cash paid for interest	$ 75,467	$ 72,729	$ 35,536
* Acquisition of businesses net of cash acquired:			
Working capital, other than cash	$ –	$ (2,374)	$ (38,407)
Property, plant and equipment	(610)	(6,040)	(170,490)
Other assets	–	(41,728)	(388,025)
Noncurrent liabilities	–	1,762	152,140
Cash used to acquire businesses	(610)	(48,380)	(444,782)
Cash to acquire Digital Communications Group	–	(90,000)	–
Total cash used to acquire businesses	$ (610)	$(138,380)	$(444,782)

See the accompanying notes to the consolidated financial statements.

	FOR THE THREE YEARS ENDED DECEMBER 31, 2001						
IN THOUSANDS, EXCEPT PER SHARE DATA	Common Stock	Class B Common Stock	Treasury Stock	Paid in Capital (Capital Deficit)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total
Balance at January 1, 1999	$127	$ 97	$(32,796)	$(146,826)	$ (1,479)	$ 152,412	$ (28,465)
Components of comprehensive income:							
Net income	–	–	–	–	–	31,100	31,100
Foreign currency translation adjustments (net of tax of $1,536)	–	–	–	–	(2,347)	–	(2,347)
Comprehensive income							28,753
Dividends (per share $.20)	–	–	–	–	–	(4,160)	(4,160)
Capital contributions	–	–	–	9,985	–	–	9,985
Conversion of Class B Common Stock to Common Stock	57	(57)	–	–	–	–	–
Long-term incentive plan grants, net	–	–	–	790	–	–	790
Purchase of treasury stock	–	–	(650)	–	–	–	(650)
Spinoff adjustments	(15)	–	33,169	186,122	1,717	(170,843)	50,150
Balance at December 31, 1999	169	40	(277)	50,071	(2,109)	8,509	56,403
Components of comprehensive income:							
Net income	–	–	–	–	–	50,241	50,241
Change in net unrealized loss on securities (net of tax of $64)	–	–	–	–	(97)	–	(97)
Foreign currency translation adjustments (net of tax of $4,559)	–	–	–	–	(6,969)	–	(6,969)
Comprehensive income							43,175
Dividends (per share $.20)	–	–	–	–	–	(5,005)	(5,005)
Capital contributions	–	–	–	879	–	–	879
Rights offering	34	8	–	37,915	–	–	37,957
Exercise of stock options	1	–	–	291	–	–	292
Long-term incentive plan grants, net	–	–	–	1,392	–	–	1,392
Purchase of treasury stock	–	–	(597)	–	–	–	(597)
Digital acquisition (net of tax of $3,162)	–	–	–	(86,838)	–	–	(86,838)
Balance at December 31, 2000	204	48	(874)	3,710	(9,175)	53,745	47,658
Components of comprehensive loss:							
Net loss	–	–	–	–	–	(170,844)	(170,844)
Change in net unrealized loss on securities (net of tax of $84)	–	–	–	–	(129)	–	(129)
Minimum pension liability adjustments (net of tax of $748)	–	–	–	–	(1,144)	–	(1,144)
Cumulative effect of accounting change (net of tax of $1,941)	–	–	–	–	(2,966)	–	(2,966)
Change in net unrealized loss on derivative instruments (net of tax of $2,238)	–	–	–	–	(3,421)	–	(3,421)
Foreign currency translation adjustments (net of tax of $4,884)	–	–	–	–	(7,467)	–	(7,467)
Comprehensive loss							(185,971)
Dividends (per share $.15)	–	–	–	–	–	(3,777)	(3,777)
Exercise of stock options	3	–	–	206	–	–	209
Long-term incentive plan grants, net	–	–	–	(86)	–	–	(86)
Purchase of treasury stock	–	–	(370)	–	–	–	(370)
Balance at December 31, 2001	$207	$ 48	$ (1,244)	$ 3,830	$(24,302)	$(120,876)	$(142,337)

See the accompanying notes to the consolidated financial statements.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

1 BASIS OF PRESENTATION

GenTek Inc. ("GenTek" or the "Company") was spun off from The General Chemical Group Inc. ("GCG") on April 30, 1999 (the "Spinoff"). The Spinoff has been treated as a reverse spinoff for financial statement purposes because a greater proportion of the former assets and operations of GCG are held by GenTek. Accordingly, the results of operations of the industrial chemicals business that remained with GCG have been reflected as discontinued operations.

The Company's recent operating results have been negatively impacted by the weaker economic environment. The Company is in compliance with its financial and other covenants contained in its senior credit facility as of December 31, 2001. However, management anticipates that it will not be in compliance with certain financial covenants contained in its senior credit facility when financial results for the quarter ending March 31, 2002 are finalized. The Company's failure to meet such debt covenant requirements will result in a significant portion of the Company's long-term debt becoming callable by the Company's lenders. The Company has commenced discussions with its lenders towards amending its senior credit facility. If these discussions do not result in an acceptable amendment to the senior credit facility, the Company will explore alternative sources of financing. However, there can be no assurance that alternative sources of financing will be available or on terms which are favorable to the Company. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

On August 25, 2000, the Company acquired the Digital Communications Group ("Digital") of Prestolite Wire Corporation ("Prestolite") for $90,000 and reflected such payment as a reduction to paid in capital. As Prestolite is controlled by the controlling stockholder of GenTek, the transaction has been accounted for in a manner similar to a pooling of interests, and accordingly, the accompanying financial information has been restated to include the accounts of Digital for all periods presented. Digital manufactures voice- and data-quality copper and fiber-optic cable for the telecommunications industry. Separate and combined results of GenTek and Digital are as follows:

	GENTEK	DIGITAL	ADJUSTMENTS	COMBINED
Six months ended June 30, 2000 (unaudited):				
Net revenues	$657,997	$53,402	$(3,696)	$ 707,703
Net income	28,749	2,033	–	30,782
Year ended December 31, 1999:				
Net revenues	$964,354	$69,043	$ (472)	$1,032,925
Extraordinary item	4,939	–	–	4,939
Net income	32,895	(1,795)	–	31,100

Adjustments represent elimination of intercompany sales. There were no material adjustments to conform accounting policies.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries. Investments in affiliates in which ownership is at least 20 percent, but less than a majority voting interest, are accounted for using the equity method. Investments in less than 20 percent owned affiliates are accounted for using the cost method. Intercompany balances and transactions are eliminated in consolidation.

All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for certain domestic production inventories and the first-in, first-out ("FIFO") or average-cost method for all other inventories. Production inventory costs include material, labor and factory overhead.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

Property, plant and equipment are carried at cost and are depreciated principally using the straight-line method. Estimated lives range from five to 35 years for buildings and leasehold improvements and three to 15 years for machinery and equipment.

The Company reviews long-lived assets for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of these assets against the estimated future cash flows to be generated by the assets. At the time such evaluations indicate that the future cash flows are not sufficient to recover the carrying value of such assets, the carrying values are adjusted to their fair values, which have been determined on a discounted cash flow basis. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over a period which ranges from five to 35 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. As of December 31, 2001 and 2000, goodwill is reflected net of accumulated amortization of $35,046 and $24,893, respectively.

Accruals for environmental liabilities are recorded based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such a liability can be reasonably estimated.

Revenue is recognized from product sales consistent with the related shipping terms, generally at the time products are shipped.

Research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development costs for the years ended December 31, 2001, 2000 and 1999, were $12,778, $12,892 and $3,913, respectively.

The Company does not hold or issue financial instruments for trading purposes. The Company uses derivative financial instruments primarily for purposes of hedging exposures to fluctuations in interest rates and foreign currency exchange rates. The differential to be paid or received on interest rate swaps is recognized as an adjustment to interest expense. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and ultimately recognized in earnings. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and are recognized in earnings or as adjustments of carrying amounts when the hedged transaction occurs.

The components of accumulated other comprehensive loss are as follows:

DECEMBER 31,	2001	2000
Foreign currency translation	$16,545	$9,078
Net unrealized loss on securities	226	97
Minimum pension liability adjustments	1,144	–
Net unrealized loss on derivative instruments	6,387	–
Other comprehensive loss	$24,302	$9,175

In June 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 138, "Accounting for Certain Derivative Financial Instruments and Certain Hedging Activities – an amendment of FASB Statement No. 133." This statement amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and for certain hedging activities. The Company adopted SFAS 133 and SFAS 138 on January 1, 2001. The effect of the adoption of these pronouncements was a reduction of approximately $2,966 ($4,907 pre-tax) to other comprehensive income attributable to the net liability to be recorded for cash flow hedges.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by the Company on January 1, 2002. The Company expects the adoption of these accounting standards will have the impact of reducing amortization of goodwill and intangibles commencing January 1, 2002; however, impairment reviews may result in future periodic write-downs. Goodwill amortization for the years ended December 31, 2001, 2000 and 1999 was $13,519, $12,914 and $9,364, respectively.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

In July 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations," which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and the associated asset retirement to be capitalized as part of the carrying amount of the long-lived asset. SFAS 143 is effective for years beginning after June 15, 2002. In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires all long-lived assets classified as held for sale to be valued at the lower of their carrying amount or fair value less cost to sell and which broadens the presentation of discontinued operations to include more disposal transactions. SFAS 144 is effective for years beginning after December 15, 2001. The Company is currently evaluating the effect, if any, that the adoption of SFAS 143 and SFAS 144 will have on the Company's consolidated financial position, results of operations and cash flows.

Certain prior-period amounts have been reclassified to conform with the current presentation.

3 DISCONTINUED OPERATIONS

Discontinued operations represent the industrial chemicals business of GCG (see Note 1). An allocation of certain expenses has been made related to discontinued operations. In the opinion of management, expenses have been allocated to the discontinued operations on a reasonable and consistent basis using management's estimate of services provided to the discontinued business by GCG. General corporate overhead expenses have not been allocated to discontinued operations. However, such allocations are not necessarily indicative of the level of expenses which might have been incurred had the industrial chemicals business been operating as a stand-alone entity during the periods presented or expected to be incurred after the Spinoff.

The results from operations of the industrial chemicals business are reflected in the Statements of Operations as "Income from discontinued operations" and are summarized as follows:

YEAR ENDED DECEMBER 31,	1999
Net revenues	$98,893
Cost of sales	86,542
Selling, general and administrative expense	5,071
Operating profit	7,280
Interest expense	3,521
Interest income	384
Other (income) expense, net	(313)
Income before minority interest and income taxes	4,456
Minority interest	2,932
Income before income taxes	1,524
Income tax provision	518
Net income	$ 1,006

4 FISCAL 2001 CHARGES

During 2001, the Company recorded pre-tax charges to income totaling $247,430 which includes restructuring and impairment charges of $187,417 and other charges of $60,013.

RESTRUCTURING CHARGES

During 2001, the Company initiated a restructuring program, consisting of a workforce reduction, several plant closings and the discontinuation of certain product lines. During the year ended December 31, 2001, the Company recorded restructuring charges of $37,384 consisting of: $20,160 related to employee termination costs for approximately 2,000 employees; $11,920 associated with the write-down of assets resulting from plant closings and product line discontinuance; and $5,304 related primarily to lease obligations and other closure costs at facilities that will no longer be used. The Company expects to substantially complete implementation of its restructuring program by the end of 2002. Management does not expect that the restructuring program will have a material impact on the Company's revenues. The employee terminations impacted all of the Company's business segments, with the majority in the manufacturing and communications segments. As of December 31, 2001, approximately 1,200 employees had been terminated pursuant to the restructuring program.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

The following tables summarize the Company's accruals for restructuring costs:

	EMPLOYEE TERMINATION COSTS	FACILITY EXIT COSTS
Provisions	$20,160	$5,304
Amounts utilized	8,539	676
Balance at December 31, 2001	$11,621	$4,628

IMPAIRMENT CHARGES

In the early part of 2001, operating losses were experienced in certain of the Company's operations. Additionally, forecasts updated at that time indicated significantly diminished prospects for these operations. As a result of these circumstances, management determined that the long-lived assets of these operations should be assessed for impairment. Based on the outcome of this assessment, the Company recorded a non-cash asset impairment charge of $83,623 in the second quarter of 2001. This charge includes write-downs of fixed assets of $57,298, goodwill and intangible assets of $23,905 and an investment and other long-term assets of $2,420. The second-quarter charge primarily related to nine facilities in the performance products segment totaling $59,185 and certain intangible assets in the communications segment totaling $21,956. The charge for eight of the nine performance products facilities was due to changes in the principal markets served by these units. The fair values of the assets of these facilities were determined based upon a calculation of the present value of the expected future cash flows to be generated by these facilities. The charge for one performance products facility resulted from the facility's principal customer's decision to close its plant. The fair value of the assets at this facility was based upon a third-party appraisal. The impairment charge for the Company's communications segment is related to certain purchased technologies acquired in 2000 for the purpose of developing new products and services and expanding existing product offerings, and was due to the significant downturn in the telecommunications market to be served by these acquisitions. The Company determined the fair values of the related goodwill and intangible assets using a calculation of the present value of the expected future cash flows. During 2001, development of new products and service offerings based upon these purchased technologies was ultimately discontinued.

As the year progressed, the Company experienced a significant decline in certain other businesses resulting in operating losses for these business units. The Company's revised forecast prepared in the fourth quarter indicated that, based upon diminished prospects in the markets served by certain operations, the cash flows to be generated by these businesses would not be sufficient to recover the carrying value of the long-lived assets at these operations. In the fourth quarter, the Company recorded additional non-cash impairment charges for long-lived assets totaling $66,410, of which $54,728 related to fixed assets, $8,795 to goodwill and intangibles and $2,887 to an equity investment. The charge primarily related to two facilities in the communications segment totaling $45,753 and two facilities and an equity investment in the manufacturing segment totaling $20,538. The charge for one facility in the manufacturing segment relates to notification by its largest customer in the fourth quarter that the customer was terminating its contract. As a result, management re-evaluated the forecast for this business and deemed it appropriate to test the carrying value of long-lived assets for impairment. The charge was recorded to reduce the carrying value to fair value, as determined using the present value of expected future cash flows. The charge for the other facilities was due to changes in the principal markets served by these units. The fair values of the assets were determined based upon a calculation of the present value of the expected future cash flows.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Included in selling, general and administrative expense for the year ended December 31, 2001 is a $28,646 charge principally related to a loss provision for accounts receivable for certain customers who have recently filed for bankruptcy or whose current financial condition and payment history indicate payment is doubtful. The Company will continue to monitor the status of these accounts and further adjustments may be necessary.

COST OF SALES

Included in cost of sales for the year ended December 31, 2001 is a $31,367 charge principally related to a loss provision for obsolete and excess inventory due to a significant decline in actual and forecasted revenue for certain of the Company's product lines as well as the discontinuation of certain of the Company's product lines.

5 EARNINGS PER SHARE

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all stock options and restricted units, using the treasury stock method.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

YEARS ENDED DECEMBER 31,	2001	2000	1999
Basic earnings per common share:			
Weighted average common shares outstanding	25,434,802	24,670,854	20,952,915
Diluted earnings per common share:			
Weighted average common shares outstanding	25,434,802	24,670,854	20,952,915
Options and restricted units	–	542,117	454,102
Total	25,434,802	25,212,971	21,407,017

During 2001, options and restricted units were not included in the computation of diluted earnings per common share due to their antidilutive effect. Options to purchase 748,625 and 1,653,800 shares of common stock were outstanding during 2000 and 1999, respectively, but were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of the common shares.

6 ACQUISITIONS – PURCHASE METHOD

GenTek has made a number of acquisitions which have been recorded using the purchase method of accounting. Accordingly, the net assets and results of operations of the acquisitions have been included in the financial statements from their respective acquisition date. Goodwill is amortized on a straight-line basis over periods ranging from five to 35 years.

On February 23, 1999, the Company acquired for $58,020 through a cash tender offer, Defiance Inc. ("Defiance"), a manufacturer of specialty antifriction bearings for the transportation industry and a provider of vehicle testing services, tooling design and preproduction dies and components primarily for the automotive industry. On April 6, 1999, the Company acquired for approximately $220,000 Noma Industries Limited ("Noma"), a leading North American producer of insulated wire and wire-related products for the automotive, appliance and electronic industries. On August 20, 1999, the Company acquired for approximately $222,000, including approximately $63,000 in assumed debt, Berlin-based Krone AG ("Krone") from Jenoptik AG. Krone is a leading global supplier of connector and distribution technology for telecommunications and data networks.

On May 31, 2000, the Company acquired approximately 85 percent (81 percent on a fully diluted basis) of the outstanding stock of CON-X Corporation for approximately $18,000. During the third quarter of 2000 the Company received a definitive appraisal of the tangible and intangible assets acquired, including in-process research and development. Accordingly, the Company recorded a non-cash charge of $5,800 as this technology had not yet reached technological feasibility and had no alternative future use. The value assigned to purchased in-process research and development was determined by employment of a discounted cash flow model. The estimated cash flows span a 12-year period. These net cash flows were discounted back to their present value using a risk adjusted discount rate of 60 percent. The remaining purchase price was allocated to tangible and intangible assets, including goodwill and existing technology, less liabilities assumed. During 2001, development of new CON-X products was discontinued and all of the remaining acquired intangible assets were written off. The pro forma impact of acquisitions made in 2000 in the aggregate is not material.

7 INCOME TAXES

Income from continuing operations before income taxes is as follows:

YEARS ENDED DECEMBER 31,	2001	2000	1999
United States	$(260,549)	$28,759	$42,149
Foreign	14,806	60,068	27,047
Total	$(245,743)	$88,827	$69,196

The components of the income tax provision are as follows:

YEARS ENDED DECEMBER 31,	2001	2000	1999
United States:			
Current	$(20,025)	$13,203	$23,128
Deferred	(43,732)	4,515	(5,223)
Foreign:			
Current	6,968	9,391	11,911
Deferred	(2,120)	9,453	960
State:			
Current	(7,264)	886	4,133
Deferred	(8,726)	1,138	(746)
Total	$(74,899)	$38,586	$34,163

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

A summary of the components of deferred tax assets and liabilities is as follows:

DECEMBER 31,	2001	2000
Net operating loss carry forwards	$ 16,398	$ 16,523
Postretirement benefits	35,465	30,299
Nondeductible accruals	82,670	59,404
Foreign operations	12,405	1,342
Deferred tax on comprehensive income	15,899	6,003
Other	11,994	13,681
Deferred tax assets	174,831	127,252
Property, plant and equipment	47,113	75,486
Other	–	1,258
Deferred tax liabilities	47,113	76,744
Valuation allowance	12,405	1,342
Net deferred tax assets	$115,313	$ 49,166

The Company has deferred tax assets of $12,405 and $1,342 related to foreign tax credits, for which a full valuation allowance has been provided at December 31, 2001 and 2000, respectively. Net operating loss carry forwards in the United States expire through 2012. Net operating loss carry fowards in Germany do not expire.

Based on the Company's historical taxable income, its expectations under its current business strategy that it will be able to generate taxable income over the long term and available tax-planning strategies, the Company believes that it is more likely than not that its net deferred tax assets will be realized. Uncertainties that affect the realization of these assets include tax law changes and the timing and amount of future taxable income generated by the Company. The Company will continue to monitor the likelihood of realizing its net deferred tax assets and future adjustments to the deferred tax asset valuation allowance may be necessary.

The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

YEARS ENDED DECEMBER 31,	2001	2000	1999
U.S. federal statutory rate	(35.0)%	35.0%	35.0%
State income taxes, net of federal benefit	(4.2)	1.8	3.2
Tax effect of foreign operations	5.8	3.8	8.1
Income from S-Corporations not subject to income tax	–	(3.0)	.9
Non-deductible goodwill	3.5	1.9	2.1
Revaluation of deferred taxes	–	3.2	–
Other	(.6)	.7	.1
Total	(30.5)%	43.4%	49.4%

Prior to its acquisition, Digital was a division of Prestolite, which is an S-Corporation and, consequently, is not subject to federal income taxes. The pro forma income tax provision that would have been reported by the Company had Prestolite not been an S-Corporation prior to the acquisition was $40,759 and $33,445 for the years ended December 31, 2000 and 1999, respectively.

On July 14, 2000, legislation was enacted in Germany reducing income tax rates beginning January 1, 2001. Accordingly, the Company recorded a charge of $2,800 to income tax expense reflecting the revaluation of deferred tax assets at the new, lower effective tax rates.

In connection with the Spinoff, GenTek entered into a tax sharing agreement with GCG which requires GenTek to indemnify and hold harmless GCG for consolidated tax liabilities attributable to periods before the Spinoff.

8 PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company maintains several defined benefit pension plans covering certain employees in Canada, Germany, Ireland and the United States. A participating employee's annual postretirement pension benefit is determined by the employee's credited service and, in most plans, final average annual earnings with the Company. Vesting requirements are from two to five years. The Company's funding policy is to annually contribute the statutorily required minimum amount as actuarially determined.

The Company also sponsors several defined contribution pension plans covering certain employees in Canada and the United States. The Company's contributions are based upon a formula utilizing an employee's credited service and average annual salary. Vesting requirements are from two to five years. The Company's cost to provide this benefit was $1,217, $1,013 and $1,104 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company also maintains several plans providing postretirement benefits other than pensions covering certain hourly and salaried employees. The Company funds these benefits on a pay-as-you-go basis.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

Following the Spinoff, GCG and GenTek assumed responsibility for pension and other postretirement benefits for retirees whose last work assignment was with each of their respective businesses and the active employees of each of their respective businesses. GenTek's net periodic benefit cost for pension and other postretirement benefits disclosed below includes $1,948 for 1999 that has been allocated to the industrial chemicals business that remained with GCG and is included in "Income from discontinued operations" in the Statement of Operations.

UNITED STATES:

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
YEARS ENDED DECEMBER 31,	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost:						
Service cost	$ 3,848	$ 4,179	$ 4,942	$1,006	$ 908	$ 1,248
Interest cost	11,514	11,355	12,489	3,159	3,047	3,265
Expected return on plan assets	(13,939)	(12,926)	(14,013)	–	–	–
Amortization of net:						
Prior service cost	346	263	379	(739)	(739)	(1,046)
(Gain)/loss	(778)	(258)	16	(428)	(640)	(392)
Net periodic benefit cost	$ 991	$ 2,613	$ 3,813	$2,998	$2,576	$ 3,075

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
DECEMBER 31,	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at prior measurement date	$164,189	$156,186	$ 43,365	$ 41,702
Service cost	3,848	4,179	1,006	908
Interest cost	11,514	11,355	3,159	3,047
Actuarial loss	345	2,028	6,880	461
Benefits paid	(9,484)	(9,887)	(3,234)	(2,753)
Plan amendments	1,377	328	–	–
Benefit obligation at measurement date	$171,789	$164,189	$ 51,176	$ 43,365
Change in plan assets:				
Fair value of assets at prior measurement date	$169,462	$162,003	$ –	$ –
Actual return on plan assets	(15,677)	15,959	–	–
Employer contributions	961	1,387	3,234	2,753
Benefits paid	(9,484)	(9,887)	(3,234)	(2,753)
Fair value of assets at measurement date	$145,262	$169,462	$ –	$ –
Reconciliation of funded status:				
Funded status	$ (26,527)	$ 5,273	$(51,176)	$(43,365)
Unrecognized net:				
Prior service cost	1,918	887	(2,126)	(2,865)
(Gain)/loss	3,475	(27,234)	(808)	(8,116)
Net amount recognized	$ (21,134)	$ (21,074)	$(54,110)	$(54,346)

For pension plans included above with accumulated benefit obligations in excess of plan assets, for 2001 and 2000, the projected benefit obligations were $159,275 and $5,869, respectively, the accumulated benefit obligations were $139,649 and $5,869, respectively, and the fair values of plan assets for those plans were $133,119 and $5,435, respectively.

The assumptions used in accounting for the plans were:

	2001	2000	1999
Discount rate	7 1/4%	7 1/2%	7 1/2%
Long-term rate of return on assets	9%	9%	9%
Average rate of increase in employee compensation	5%	5%	5%

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

The healthcare cost trend rate used in accounting for the medical plans was 11 percent (decreasing to 6 percent in the year 2007 and beyond) in 2001 and 7½ percent in 2000. A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $3,885 at year-end 2001 and the net periodic cost by $358 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $4,182 at year-end 2001 and the net periodic cost by $385 for the year.

The dates used to measure plan assets and liabilities were October 31, 2001 and 2000 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

FOREIGN:

	PENSION BENEFITS			OTHER POSTRETIREMENT BENEFITS		
YEARS ENDED DECEMBER 31,	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost:						
Service cost	$ 590	$ 587	$ 903	$14	$13	$118
Interest cost	2,774	2,817	2,410	64	66	345
Expected return on plan assets	(786)	(1,087)	(2,064)	–	–	–
Amortization of net:						
Prior service cost	6	6	32	–	–	–
(Gain)/loss	–	355	157	–	–	–
Net periodic benefit cost	$2,584	$ 2,678	$ 1,438	$78	$79	$463

	PENSION BENEFITS		OTHER POSTRETIREMENT BENEFITS	
DECEMBER 31,	2001	2000	2001	2000
Change in benefit obligation:				
Benefit obligation at prior measurement date	$ 49,553	$ 49,337	$ 884	$ 863
Service cost	590	587	14	13
Employee contributions	29	54	–	–
Interest cost	2,774	2,817	64	66
Actuarial (gain)/loss	1,517	698	37	(3)
Foreign currency translation	(2,796)	(1,481)	(51)	(28)
Benefits paid	(2,492)	(2,420)	(39)	(27)
Divestitures	–	(39)	–	–
Benefit obligation at measurement date	$ 49,175	$ 49,553	$ 909	$ 884
Change in plan assets:				
Fair value of assets at prior measurement date	$ 9,663	$ 7,192	$ –	$ –
Actual return on plan assets	(997)	1,388	–	–
Employer contributions	2,519	2,193	39	27
Employee contributions	29	54	–	–
Foreign currency translation	(524)	1,256	–	–
Benefits paid	(2,492)	(2,420)	(39)	(27)
Fair value of assets at measurement date	$ 8,198	$ 9,663	$ –	$ –
Reconciliation of funded status:				
Funded status	$(40,977)	$(39,890)	$(909)	$(884)
Unrecognized net:				
Prior service cost	26	34	–	–
(Gain)/loss	2,984	391	11	(27)
Net amount recognized	$(37,967)	$(39,465)	$(898)	$(911)

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

For pension plans included above with accumulated benefit obligations in excess of plan assets, for 2001 and 2000, the projected benefit obligations were $45,086 and $45,485, respectively, the accumulated benefit obligations were $43,599 and $44,188, respectively, and the fair values of plan assets for those plans were $4,102 and $4,768, respectively.

The assumptions used in accounting for the plans were:

	2001	2000	1999
Discount rate	5 3/4–7 1/4%	5 3/4–7 1/2%	5 3/4–7 1/2%
Long-term rate of return on assets	8–9%	9%	9%
Average rate of increase in employee compensation	5–5 1/4%	5–5 1/4%	5–5 1/4%

The healthcare cost trend rate used in accounting for the medical plan was 7.2 percent in 2001 and 7.8 percent in 2000 (decreasing to 6 percent in the year 2003 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $203 at year-end 2001 and the net periodic cost by $27 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $246 at year-end 2001 and the net periodic cost by $20 for the year.

The dates used to measure plan assets and liabilities were October 31, 2001 and 2000 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

9 COMMITMENTS AND CONTINGENCIES

Future minimum rental payments for operating leases (primarily for transportation equipment, offices and warehouses) having initial or remaining noncancellable lease terms in excess of one year as of December 31, 2001 are as follows:

YEARS ENDING DECEMBER 31,	
2002	$12,939
2003	7,676
2004	5,389
2005	3,610
2006	3,278
thereafter	11,678
	$44,570

Rental expense for the years ended December 31, 2001, 2000 and 1999 was $20,355, $18,938 and $19,431, respectively.

ENVIRONMENTAL MATTERS

Accruals for environmental liabilities are recorded based on current interpretations of applicable environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Estimates are established based upon information available to management to date, the nature and extent of the environmental liability, the Company's experience with similar activities undertaken, estimates obtained from outside consultants and the legal and regulatory framework in the jurisdiction in which the liability arose. The potential costs related to environmental matters and their estimated impact on future operations are difficult to predict due to the uncertainties regarding the extent of any required remediation, the complexity and interpretation of applicable laws and regulations, possible modification of existing laws and regulations or the adoption of new laws or regulations in the future, and the numerous alternative remediation methods and their related varying costs. The material components of the Company's environmental accruals include potential costs, as applicable, for investigation, monitoring, remediation and ongoing maintenance activities at any affected site. Accrued liabilities for environmental matters were $24,657 and $29,277 at December 31, 2001 and 2000, respectively. These amounts do not include third-party recoveries nor have they been discounted.

CONTINGENCIES

The Company is involved in various claims, litigation, administrative proceedings and investigations. Although the amount of any ultimate liability which could arise with respect to these matters cannot be accurately predicted, it is the opinion of management, based upon currently available information, that any such liability will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

10 RELATED PARTY TRANSACTIONS

ALLOCATIONS

Prior to its acquisition, Digital was a division of Prestolite Wire Corporation. Prestolite provided certain services to Digital such as accounting, legal, human resources, information technology and other corporate services. The accompanying statements of operations include allocations of $2,292 and $4,111 for the years 2000 and 1999, respectively. Interest expense of $3,518 and $4,476 for the years 2000 and 1999, respectively, has been charged to Digital based on a net assets basis utilizing Prestolite's effective interest rate and the cash flows of Digital. These allocations were made consistently in each period, and management believes the allocations are reasonable. However, such allocations are not necessarily indicative of the level of expenses that might have been incurred had Digital been operating as a stand-alone entity or which might be expected to be incurred as part of GenTek.

MANAGEMENT AGREEMENT

The Company is party to a management agreement with Latona Associates Inc. ("Latona Associates"), which is controlled by a stockholder of the Company, under which the Company receives corporate supervisory and administrative services and strategic guidance. Prior to the Spinoff, Latona Associates provided these services to GenTek's businesses pursuant to a substantially similar agreement with GCG. The Company was charged $4,864, $4,655, and $4,743 for the years 2001, 2000 and 1999, respectively. In addition, the Company paid $600 and $3,600 in connection with acquisitions during 2000 and 1999, respectively.

OTHER TRANSACTIONS

GenTek provides GCG with certain administrative services pursuant to a transition support agreement entered into in connection with the Spinoff. For the years ended December 31, 2001, 2000 and 1999, GenTek charged GCG $1,355, $1,692 and $2,474, respectively, related to this agreement.

GCG supplies soda ash and calcium chloride to GenTek. For the years ended December 31, 2001, 2000 and 1999, purchases from GCG amounted to $4,036, $4,389 and $14,696, respectively.

In connection with the acquisition of Digital, Prestolite provided GenTek with various corporate and administrative transition services in respect of the digital business. The Company was charged $833 and $250 for the years 2001 and 2000, respectively. Effective September 30, 2001, all transition services terminated.

GenTek provides Prestolite with corporate and administrative services, pursuant to a management agreement. For the year ended December 31, 2001, GenTek charged Prestolite $2,529.

GenTek and Prestolite buy and sell certain wire and cable products from each other. Purchases from Prestolite for the years ended December 31, 2001, 2000 and 1999 were $9,805, $22,324 and $7,150, respectively. Sales to Prestolite for the years ended December 31, 2001, 2000 and 1999 were $2,613, $2,707 and $0, respectively.

11 ADDITIONAL FINANCIAL INFORMATION

RECEIVABLES

DECEMBER 31,	2001	2000
Trade	$199,718	$231,625
Other	16,306	7,708
Allowance for doubtful accounts	(32,062)	(8,350)
	$183,962	$230,983

INVENTORIES

DECEMBER 31,	2001	2000
Raw materials	$ 47,112	$ 62,151
Work in process	15,156	23,654
Finished products	40,795	56,632
Supplies and containers	4,611	4,723
	$107,674	$147,160

Inventories valued at LIFO amounted to $25,401 and $28,888 at December 31, 2001 and 2000, respectively, which were below estimated replacement cost by $913 and $141, respectively. The impact of LIFO liquidations in 2001, 2000 and 1999 was not significant.

PROPERTY, PLANT AND EQUIPMENT

DECEMBER 31,	2001	2000
Land and improvements	$ 37,402	$ 39,923
Machinery and equipment	508,995	469,618
Buildings and leasehold improvements	90,583	83,231
Construction in progress	52,659	51,247
	689,639	644,019
Less accumulated depreciation and amortization	(331,113)	(184,413)
	$ 358,526	$ 459,606

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

ACCRUED LIABILITIES

DECEMBER 31,	2001	2000
Wages, salaries and benefits	$ 36,547	$ 38,016
Interest	12,166	13,728
Income taxes	5,908	6,455
Taxes, other than income taxes	7,109	5,956
Other	73,364	70,817
	$135,094	$134,972

12 LONG-TERM DEBT

DECEMBER 31,	MATURITIES	2001	2000
Bank term loans – floating rates	2002-2007	$486,250	$495,375
Revolving credit facility – floating rate	2005	115,000	94,000
Senior Subordinated Notes – 11%	2009	200,000	200,000
Other debt – floating rate	2002-2018	31,176	29,437
Total debt		832,426	818,812
Less: current portion		32,674	25,562
Net long-term debt		$799,752	$793,250

Aggregate maturities of long-term debt for each of the years in the five-year period ending December 31, 2006 are $32,674, $38,737, $63,802, $166,376 and $72,670, respectively.

On April 30, 1999, the Company entered into a new credit facility with a syndicate of banks and other financial institutions. The proceeds were used to repay outstanding borrowings of GCG under its existing credit facilities prior to the Spinoff, resulting in an extraordinary loss from the extinguishment of debt of $4,939, net of a tax benefit of $3,231. On August 9, 2000, the Company entered into a restated and amended credit agreement, which provides for $500,000 in term loans and a $300,000 revolving credit facility, which includes letters of credit up to $50,000. On August 1, 2001, the Company entered into an amendment of its credit facility which made certain modifications to the financial covenants and other terms of the credit facility. The unused letter of credit balance was $20,253 and $21,758 at December 31, 2001 and 2000, respectively. The term loans and revolving credit facility bear interest at a rate equal to a spread over a reference rate. The rate in effect for the revolving credit facility at December 31, 2001 and 2000 was 5.0 percent and 8.4 percent, respectively. The weighted average rate in effect for the term loans at December 31, 2001 and 2000 was 5.3 percent and 8.9 percent, respectively.

The facility is secured by a first priority security interest in all of the capital stock of the Company's domestic subsidiaries, 65 percent of the capital stock of the Company's foreign subsidiaries and a security interest in certain real property, intellectual property and other assets of the Company in the United States and Canada.

Management anticipates that it will not be in compliance with certain financial covenants contained in its senior credit facility when financial results for the quarter ending March 31, 2002 are finalized. The Company's failure to meet such covenant requirements will result in borrowings under the senior credit facility and a $25 million (Canadian) facility becoming callable by the Company's lenders. Should the lenders under the senior credit facility call these borrowings, the 11% Senior Subordinated Notes would become callable as well. If the Company fails to be in compliance with its financial or other covenants under the senior credit facility or if the borrowings under that facility are called by the lenders, counterparties to the Company's interest rate swap agreements will have the right to require the Company to cash settle these agreements by paying fair value (approximately $10,566 at December 31, 2001) to the counterparties. The Company has commenced discussions with its lenders towards amending its senior credit facility. If these discussions do not result in an acceptable amendment to the senior credit facility, the Company will explore alternative sources of financing. However, there can be no assurance that alternative sources of financing will be available or at terms which are favorable to the Company.

On August 9, 1999, the Company issued $200,000 of 11% Senior Subordinated Notes due 2009. Net proceeds of the offering of $193,000 were used to repay a portion of the borrowings outstanding under the Company's revolving credit facility. On November 17, 1999, the Company filed a Registration Statement on Form S-4 with the Securities and Exchange Commission to exchange these notes for new notes, which have terms that are identical to the terms of the old notes except that the new notes are registered under the Securities Act of 1933 and therefore do not contain restrictions on transfer and do not contain provisions relating to additional interest. The exchange was completed on January 19, 2000.

Commitment fees paid for the Company's credit facilities were $624, $556 and $231 for 2001, 2000 and 1999, respectively.

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

13 CAPITAL STOCK

The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, of which 20,567,403 and 20,298,711 were outstanding at December 31, 2001 and 2000, respectively, and 40,000,000 shares of Class B Common Stock, par value $.01 per share, which has ten votes per share, is subject to significant restrictions on transfer and is convertible at any time into Common Stock on a share-for-share basis, of which 4,750,107 shares were outstanding at December 31, 2001 and 2000. The Common Stock and Class B Common Stock are substantially identical, except for the disparity in voting power, restriction on transfer and conversion provisions.

Prior to the Spinoff, a stockholder converted 5.8 million shares of GCG Class B Common Stock into an identical number of shares of GCG Common Stock. To effect the Spinoff, GCG issued shares of Common Stock and Class B Stock of GenTek and distributed them to the holders of GCG's stock on a one-for-one basis. Accordingly, the equity accounts have been reclassified to reflect the formation of GenTek and the issuance of its stock by recording the par value of the stock issued and reclassifying all other equity to paid in capital. The distribution of net liabilities of the industrial chemicals business has been recorded as a capital contribution of $50,150 to the Company.

The Company's Preferred Stock, par value $.01 per share, consists of 10,000,000 authorized shares, none of which were outstanding at December 31, 2001 and 2000.

On February 22, 2000, the Company issued 3,371,340 shares of Common Stock and 791,685 shares of Class B Common Stock in connection with the Company's rights offering. Pursuant to the rights offering, the holders of record of the Company's Common Stock and Class B Common Stock as of January 24, 2000 received, at no cost, 0.20 rights to purchase one share of Common Stock or Class B Common stock of the Company, as appropriate, for each share of such stock they held as of the record date. Each whole right entitled the holder to purchase one share of Common Stock or Class B Stock, as the case may be, at the price of $9.43 per share. The net proceeds to the Company from this issuance of Common Stock and Class B Common Stock were approximately $38,000.

14 STOCK INCENTIVE PLANS

The Company has several long-term incentive plans pursuant to which stock options and other equity-related incentive awards may be granted to officers, non-employee directors and other key people. Stock options generally are granted with an exercise price equal to the market price on the day the option is granted, vest over three years and have a maximum term of 10 years. Restricted units, which represent common stock to be issued to the participant upon vesting, vest over five years for employees and four years for non-employee directors. Compensation cost recorded for stock-based compensation under those plans was $(86), $1,392, and $790 for the years ended December 2001, 2000 and 1999, respectively. As of December 31, 2001, the total number of shares authorized for grants under these plans was approximately 4,900,000, with approximately 1,200,00 shares available for grant.

Effective as of the date of the Spinoff, holders of outstanding GCG equity-related awards received similar awards with respect to GenTek stock. The awards were adjusted to preserve the total economic value of the awards that existed prior to the Spinoff.

Information with respect to all stock options is summarized below:

	2001		2000		1999	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	3,100,700	$12.32	1,933,800	$13.66	1,679,500	$14.51
Options granted	313,000	2.62	1,221,000	10.27	310,000	9.96
Options exercised	21,900	9.43	22,000	13.29	–	–
Options cancelled	387,800	10.26	32,100	14.18	55,700	18.84
Outstanding at end of year	3,004,000	$11.60	3,100,700	$12.32	1,933,800	$13.66
Exercisable at end of year	1,387,400	$13.26	739,400	$14.20	430,650	$14.74

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

The following table summarizes information about stock options outstanding at December 31, 2001:

	OUTSTANDING			EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$ 1.11 – $ 5.00	210,000	9.8	$ 1.33	–	–
$ 5.00 – $ 10.00	980,000	8.0	$ 9.43	368,900	$ 9.55
$10.00 – $15.00	1,454,000	5.3	$12.96	686,500	$12.91
$15.00 – $18.73	360,000	6.0	$18.00	332,000	$18.12
	3,004,000			1,387,400	

The Company applies APB 25 in accounting for its stock plans. The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS 123:

	2001	2000	1999
Net income (loss)	$(172,581)	$47,681	$29,969
Earnings (loss) per share – basic	(6.79)	1.93	1.43
Earnings (loss) per share – diluted	(6.79)	1.89	1.40

For purposes of this calculation, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2001	2000	1999
Dividend yield	2.8%	2.0%	1.5%
Expected volatility	87%	57%	46%
Risk-free interest rate	4.0%	6.4%	6.6%
Expected holding period (in years)	6	6	6
Weighted average fair value	$1.15	$5.29	$6.42

15 FINANCIAL INSTRUMENTS

INVESTMENTS

All marketable equity securities are classified as available-for-sale, with net unrealized gains and losses shown as a component of accumulated other comprehensive income (loss). At December 31, 2001, gross unrealized losses were $375. At December 31, 2000, gross unrealized gains and losses were $254 and $415, respectively. Realized gains and losses are determined on the average cost method. Sales of investments were as follows:

DECEMBER 31,	2001	2000	1999
Proceeds	$4,582	$4,140	–
Gross realized gains	$1,123	$1,893	–
Gross realized losses	$ 564	–	–

SWAP AGREEMENTS

The Company periodically enters into interest rate swap agreements to effectively convert a portion of its floating-rate to fixed-rate debt in order to reduce the Company's exposure to movements in interest rates and achieve a desired proportion of variable versus fixed rate debt, in accordance with the Company's policy. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluctuations in interest rates on these interest rate swap agreements is fully offset

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

by the opposite impact on the related debt. Swap agreements are only entered into with strong credit-worthy counterparties. All swap agreements have been designated as cash flow hedges, and all are 100 percent effective. As a result, there is no impact to earnings due to hedge ineffectiveness. The swap agreements in effect were as follows:

DECEMBER 31,	NOTIONAL AMOUNT	MATURITIES	INTEREST RATE RECEIVE [1]	INTEREST RATE PAY [2]
2001	$175,000	2002-2006	2.0%	6.8%
2000	$178,750	2002-2006	6.5%	6.8%

[1] Three-month LIBOR.
[2] Represents the weighted average rate.

FAIR VALUE OF FINANCIAL INSTRUMENTS

DECEMBER 31,	2001 CARRYING AMOUNT	2001 FAIR VALUE	2000 CARRYING AMOUNT	2000 FAIR VALUE
Marketable equity securities	$ 572	$ 572	$ 4,207	$ 4,207
Long-term debt	$832,426	$748,426	$818,812	$818,812
Unrealized gain (loss) on swap agreements	$ (10,566)	$(10,566)	–	$ (4,907)

The fair values of cash and cash equivalents, receivables and payables approximate their carrying values due to the short-term nature of the instruments. The fair value of the Company's investments in marketable equity securities is based on quoted market prices. The fair value of the Company's long-term debt was based on quoted market prices for publicly traded notes and discounted cash flow analyses on its nontraded debt. The fair value of the Company's interest rate swap agreements is the estimated amount the Company would have to pay or receive to terminate the swap agreements based upon quoted market prices as provided by financial institutions which are counterparties to the swap agreements.

16 GEOGRAPHIC AND INDUSTRY SEGMENT INFORMATION

GenTek operates through three primary business segments: communications, manufacturing and performance products. The business segments were determined based on several factors including products and services provided and markets served. Each segment is managed separately. The communications segment is a global provider of products, systems and services, including copper and fiber-optic cabling and connection products, for local and wide area data and communications networks. The manufacturing segment provides a broad range of engineered components and services to the automotive, appliance and electronic and industrial markets. The performance products segment manufactures a broad range of products and services to four principal markets: environmental services, pharmaceutical and personal care, chemical processing and technology. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Industry segment information for continuing operations is summarized as follows:

YEARS ENDED DECEMBER 31,	NET REVENUES 2001	NET REVENUES 2000	NET REVENUES 1999	OPERATING PROFIT (LOSS) 2001	OPERATING PROFIT (LOSS) 2000	OPERATING PROFIT (LOSS) 1999
Performance Products	$ 360,927	$ 353,125	$ 341,899	$ (30,444)	$ 40,024	$ 32,138
Manufacturing	478,488	553,262	450,625	(10,831)	64,206	67,831
Communications	405,005	507,800	240,401	(119,108)	59,851	27,425
Total segments	1,244,420	1,414,187	1,032,925	(160,383)	164,081	127,394
Eliminations and other corporate expenses	–	–	–	(12,363)	(4,790)	(12,307)
Consolidated	$1,244,420	$1,414,187	$1,032,925	$ (172,746)	$159,291	$115,087
Interest expense				74,980	74,948	45,979
Other income, net				(1,983)	(4,484)	(88)
Consolidated income (loss) from continuing operations before income taxes and extraordinary item				$(245,743)	$ 88,827	$ 69,196

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

	CAPITAL EXPENDITURES			DEPRECIATION AND AMORTIZATION		
YEARS ENDED DECEMBER 31,	2001	2000	1999	2001	2000	1999
Performance Products	$20,554	$20,023	$19,519	$21,203	$23,346	$20,395
Manufacturing	12,383	16,376	12,458	23,043	23,115	19,088
Communications	44,841	44,899	15,346	24,071	22,512	14,739
Consolidated	$77,778	$81,298	$47,323	$68,317	$68,973	$54,222

	IDENTIFIABLE ASSETS	
DECEMBER 31,	2001	2000
Performance Products	$ 303,788	$ 338,845
Manufacturing [1]	409,006	475,103
Communications	426,767	511,222
Corporate	25,282	25,552
Consolidated	$1,164,843	$1,350,722

[1] Includes equity method investments of $21,608 and $22,136, respectively.

Geographic area information for continuing operations is summarized as follows:

	EXTERNAL REVENUES [1] YEARS ENDED DECEMBER 31,			LONG-LIVED ASSETS [2] DECEMBER 31,	
	2001	2000	1999	2001	2000
United States	$ 811,788	$ 951,608	$ 776,832	$381,036	$501,893
Foreign	432,632	462,579	256,093	350,703	395,673
Consolidated	$1,244,420	$1,414,187	$1,032,925	$731,739	$897,566

[1] Revenues are attributed to geographic areas based on the locations of customers.
[2] Represents all non-current assets except deferred tax assets and financial instruments.

17 SUMMARIZED FINANCIAL INFORMATION

The Company's Senior Subordinated Notes due 2009 are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's wholly owned, domestic subsidiaries ("Subsidiary Guarantors"). The non-guarantor subsidiaries are foreign or are part of the industrial chemicals business, which is no longer part of GenTek as a result of the Spinoff.

The following condensed consolidating financial information illustrates the composition of the combined Subsidiary Guarantors. The Company believes that the separate complete financial statements of the respective guarantors would not provide additional material information which would be useful in assessing the financial composition of the Subsidiary Guarantors.

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2001	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Net revenues	$ –	$ 766,783	$517,181	$ (39,544)	$1,244,420
Cost of sales	–	643,812	389,678	(39,544)	993,946
Selling, general and administrative expense	2,801	149,322	83,680	–	235,803
Restructuring and impairment charges	–	161,150	26,267	–	187,417
Operating profit (loss)	(2,801)	(187,501)	17,556	–	(172,746)
Interest expense	60,123	69,567	17,005	(71,715)	74,980
Other (income) expense, net	(56,318)	(10,094)	(7,286)	71,715	(1,983)
Income (loss) before income taxes	(6,606)	(246,974)	7,837	–	(245,743)
Income tax provision (benefit)	(2,008)	(75,273)	2,382	–	(74,899)
Equity in income (loss) from subsidiaries	(166,246)	5,455	–	160,791	–
Net income (loss)	$(170,844)	$(166,246)	$ 5,455	$160,791	$ (170,844)

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Net revenues	$ –	$901,743	$554,593	$(42,149)	$1,414,187
Cost of sales	–	687,025	391,487	(42,149)	1,036,363
Selling, general and administrative expense	2,298	127,891	88,344	–	218,533
Operating profit (loss)	(2,298)	86,827	74,762	–	159,291
Interest expense	53,278	58,678	19,574	(56,582)	74,948
Other (income) expense, net	(52,896)	(8,801)	631	56,582	(4,484)
Income (loss) before income taxes	(2,680)	36,950	54,557	–	88,827
Income tax provision (benefit)	(1,072)	20,662	18,996	–	38,586
Equity in income from subsidiaries	51,849	35,561	–	(87,410)	–
Net income	$ 50,241	$ 51,849	$ 35,561	$(87,410)	$ 50,241

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Net revenues	$ –	$722,681	$332,737	$(22,493)	$1,032,925
Cost of sales	–	555,237	241,129	(22,493)	773,873
Selling, general and administrative expense	8,139	89,756	46,070	–	143,965
Operating profit (loss)	(8,139)	77,688	45,538	–	115,087
Interest expense	32,276	23,221	14,412	(23,930)	45,979
Other (income) expense, net	(31,744)	5,030	2,696	23,930	(88)
Income (loss) from continuing operations before income taxes and extraordinary item	(8,671)	49,437	28,430	–	69,196
Income tax provision (benefit)	(3,463)	24,092	13,534	–	34,163
Equity in income from subsidiaries	41,247	15,902	–	(57,149)	–
Income from continuing operations before extraordinary item	36,039	41,247	14,896	(57,149)	35,033
Income from discontinued operations (net of tax)	–	–	1,006	–	1,006
Income before extraordinary item	36,039	41,247	15,902	(57,149)	36,039
Extraordinary item (net of tax)	4,939	–	–	–	4,939
Net income	$ 31,100	$ 41,247	$ 15,902	$(57,149)	$ 31,100

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2001	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Current assets:					
Cash and cash equivalents	$ –	$ 443	$ 8,762	$ –	$ 9,205
Receivables, net	–	105,246	78,716	–	183,962
Inventories	–	55,205	52,469	–	107,674
Other current assets	1,488	43,633	7,695	–	52,816
Total current assets	1,488	204,527	147,642	–	353,657
Property, plant and equipment, net	–	270,780	87,746	–	358,526
Goodwill, net of amortization	–	161,664	167,311	–	328,975
Intercompany receivable (payable)	643,909	(742,123)	98,214	–	–
Investment in subsidiaries	(88,541)	203,931	–	(115,390)	–
Other assets	3,995	110,242	9,448	–	123,685
Total assets	$ 560,851	$ 209,021	$510,361	$(115,390)	$1,164,843
Current liabilities:					
Accounts payable	$ 274	$ 73,292	$ 33,816	$ –	$ 107,382
Accrued liabilities	37,211	53,013	44,870	–	135,094
Current portion of long-term debt	15,125	110	17,439	–	32,674
Total current liabilities	52,610	126,415	96,125	–	275,150
Long-term debt	639,875	678	159,199	–	799,752
Other liabilities	10,703	170,469	51,106	–	232,278
Total liabilities	703,188	297,562	306,430	–	1,307,180
Equity (deficit)	(142,337)	(88,541)	203,931	(115,390)	(142,337)
Total liabilities and equity (deficit)	$ 560,851	$ 209,021	$510,361	$(115,390)	$1,164,843

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2000	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	ELIMINATIONS	CONSOLIDATED
Current assets:					
Cash and cash equivalents	$ –	$ (4,889)	$ 9,348	$ –	$ 4,459
Receivables, net	–	131,775	99,208	–	230,983
Inventories	–	89,471	57,689	–	147,160
Other current assets	186	21,630	18,217	–	40,033
Total current assets	186	237,987	184,462	–	422,635
Property, plant and equipment, net	–	319,374	140,232	–	459,606
Goodwill, net of amortization	–	126,505	250,000	–	376,505
Intercompany receivable (payable)	643,282	(641,391)	(1,891)	–	–
Investment in subsidiaries	72,602	227,334	–	(299,936)	–
Other assets	245	81,424	10,307	–	91,976
Total assets	$716,315	$ 351,233	$583,110	$(299,936)	$1,350,722
Current liabilities:					
Accounts payable	$ 29	$ 72,132	$ 47,973	$ –	$ 120,134
Accrued liabilities	26,120	59,988	48,864	–	134,972
Current portion of long-term debt	7,625	154	17,783	–	25,562
Total current liabilities	33,774	132,274	114,620	–	280,668
Long-term debt	634,000	799	158,451	–	793,250
Other liabilities	883	145,558	82,705	–	229,146
Total liabilities	668,657	278,631	355,776	–	1,303,064
Equity	47,658	72,602	227,334	(299,936)	47,658
Total liabilities and equity	$716,315	$ 351,233	$583,110	$(299,936)	$1,350,722

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATED
Net cash provided by operating activities	$ 11,506	$ 14,629	$ 42,272	$ 68,407
Net cash (used in) investing activities	–	(53,154)	(17,725)	(70,879)
Cash flows from financing activities:				
Intercompany cash transfers	(20,943)	42,262	(21,319)	–
Other	9,437	2,541	(3,880)	8,098
Net cash provided by (used in) financing activities	(11,506)	44,803	(25,199)	8,098
Effect of exchange rates on cash	–	–	(880)	(880)
Increase (decrease) in cash and cash equivalents	–	6,278	(1,532)	4,746
Cash and cash equivalents at beginning of year	–	(4,889)	9,348	4,459
Cash and cash equivalents at end of year	$ –	$ 1,389	$ 7,816	$ 9,205

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2000	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATED
Net cash provided by (used in) operating activities	$ 18,971	$ 132,721	$(64,422)	$ 87,270
Cash flows from investing activities:				
Acquisition of businesses net of cash acquired	–	(138,380)	–	(138,380)
Other	–	(77,035)	(16,034)	(93,069)
Net cash (used in) investing activities	–	(215,415)	(16,034)	(231,449)
Cash flows from financing activities:				
Proceeds from sale of stock	37,957	–	–	37,957
Intercompany cash transfers	300,883	(400,106)	99,223	–
Other	(357,862)	471,736	(22,212)	91,662
Net cash provided by (used in) financing activities	(19,022)	71,630	77,011	129,619
Effect of exchange rates on cash	–	–	(1,668)	(1,668)
(Decrease) in cash and cash equivalents	(51)	(11,064)	(5,113)	(16,228)
Cash and cash equivalents at beginning of year	51	6,175	14,461	20,687
Cash and cash equivalents at end of year	$ –	$ (4,889)	$ 9,348	$ 4,459

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 1999	PARENT	SUBSIDIARY GUARANTORS	NON-GUARANTOR SUBSIDIARIES	CONSOLIDATED
Net cash provided by (used in) operating activities	$ (3,773)	$ 34,776	$ 39,180	$ 70,183
Cash flows from investing activities:				
Acquisition of businesses net of cash acquired	–	(444,782)	–	(444,782)
Cash provided by discontinued operations	–	–	127,571	127,571
Other	–	(37,869)	(7,973)	(45,842)
Net cash provided by (used in) investing activities	–	(482,651)	119,598	(363,053)
Cash flows from financing activities:				
Intercompany cash transfers	(215,513)	327,153	(111,640)	–
Other	216,190	69,450	(33,358)	252,282
Net cash provided by (used in) financing activities	677	396,603	(144,998)	252,282
Effect of exchange rates on cash	–	–	(323)	(323)
Increase (decrease) in cash and cash equivalents	(3,096)	(51,272)	13,457	(40,911)
Cash and cash equivalents at beginning of year	3,147	57,447	1,004	61,598
Cash and cash equivalents at end of year	$ 51	$ 6,175	$ 14,461	$ 20,687

DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA

18 UNAUDITED QUARTERLY INFORMATION

	2001 FIRST	SECOND	THIRD	FOURTH	YEAR
Net revenues	$ 339,962	$319,474	$299,698	$285,286	$1,244,420
Gross profit	76,395	55,493(1)	66,889	51,697(3)	250,474
Net income (loss)	2,475	(102,429)(1)	190(2)	(71,080)(3)	(170,844)
Earnings (loss) per common share – basic:	$ .10	$ (4.03)	$ .01	$ (2.79)	$ (6.72)
Earnings (loss) per common share – assuming dilution:	$ .10	$ (4.03)	$ .01	$ (2.79)	$ (6.72)
Stock price – high	$ 16.60	$ 13.00	$ 7.75	$ 4.00	
Stock price – low	$ 10.40	$ 5.26	$ 3.25	$ 1.11	

(1) Includes charges to income totaling $150,769 ($99,333 after tax or $3.91 per share), which includes restructuring and impairment charges of $108,018, charges included in cost of sales of $16,431, principally related to loss provisions for obsolete and excess inventory, and charges included in selling, general administrative expenses of $26,320, principally related to loss provisions for accounts receivable.

(2) Includes restructuring charges of $2,910 ($1,759 after tax or $.07 per share).

(3) Includes charges to income totaling $93,751 ($66,005 after tax or $2.59 per share), which includes restructuring and impairment charges of $76,489, charges included in cost of sales of $14,936, principally related to loss provisions for obsolete and excess inventory, and charges included in selling, general and administrative expenses of $2,326, principally related to loss provisions for accounts receivable.

	2000 FIRST	SECOND	THIRD	FOURTH	YEAR
Net revenues	$342,845	$364,858	$362,421	$344,063	$1,414,187
Gross profit	90,381	101,780	98,737	86,926	377,824
Net income	9,641	21,141	11,002(1)	8,457	50,241
Earnings per common share – basic:	$ .42	$ .84	$ .44	$ .33	$ 2.04
Earnings per common share – assuming dilution:	$ .41	$ .82	$ .43	$ .33	$ 1.99
Stock price – high	$ 15.75	$ 15.50	$ 16.94	$ 17.63	
Stock price – low	$ 9.56	$ 11.00	$ 11.50	$ 13.19	

(1) During the third quarter of 2000, the Company recorded a one-time charge of $5,800 ($3,500 after tax or $.14 per share) for purchased in-process research and development.

DIRECTORS

BRUCE L. KOEPFGEN
President, Koepfgen Company LLC, and former Managing Director, Salomon Smith Barney

PAUL M. MEISTER
Vice Chairman of the Board

PAUL M. MONTRONE
Chairman of the Board

RICHARD R. RUSSELL
President and Chief Executive Officer

SCOTT M. SPERLING
Managing Director, Thomas H. Lee Partners, L.P.

IRA STEPANIAN
Retired Chairman and Chief Executive Officer, BankBoston Corporation

OFFICERS

RICHARD R. RUSSELL
President and Chief Executive Officer

MATTHEW R. FRIEL
Vice President, Chief Financial Officer and Treasurer

MICHAEL R. HERMAN
Vice President and General Counsel

TODD M. DUCHENE
Secretary

KEVIN J. O'CONNOR
Vice President and Controller

MATTHEW M. WALSH
Vice President, Operations Controller

HEADQUARTERS
GenTek Inc.
Liberty Lane
Hampton, NH 03842
(603) 929-2264

WEB SITE
www.gentek-global.com

TRANSFER AGENT AND REGISTRAR
Inquiries concerning transfer requirements, stock holdings, dividend checks, duplicate mailings and change of address should be directed to:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 756-3353
www.mellon-investor.com

STOCK LISTING
GenTek is quoted on the Over the Counter (OTC) Bulletin Board under the symbol: GNKI.

FORM 10-K
The Company's Annual Report on Form 10-K, filed with the Securities and Exchange Commission, may be obtained without charge by written request to:

Secretary
GenTek Inc.
Liberty Lane
Hampton, NH 03842

INVESTOR RELATIONS
Investors and analysts should direct their inquiries to:

Director of Investor Relations
GenTek Inc.
Liberty Lane
Hampton, NH 03842
(603) 929-2264

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GenTek

GenTek Inc. ▸ Liberty Lane, Hampton, New Hampshire 03842
Tel: 603.929.2264 ▸ Fax: 603.929.2404 ▸ Web: www.gentek-global.com